Exhibit 99.5

Keegan Resources Inc. ANNUAL INFORMATION FORM FOR THE FINANCIAL YEAR ENDED MARCH 31, 2012 DATED AS OF JUNE 28, 2012 700 – 1199 WEST HASTINGS STREET VANCOUVER, BRITISH COLUMBIA V6E 3T5

TABLE OF CONTENTS

PRELIMINARY NOTES	2

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	2

DOCUMENTS INCORPORATED BY REFERENCE	4

CORPORATE STRUCTURE	5

Name, Address and Incorporation	5
Inter-corporate Relationships	6

GENERAL DEVELOPMENT OF THE BUSINESS	7

BUSINESS DESCRIPTION	10

General	10
Risk Factors	14

MINERAL PROJECTS	23

Esaase Gold Property	23
The Asumura Property	58

DIVIDENDS	62

DESCRIPTION OF CAPITAL STRUCTURE	62

Common Shares	62
Stock Options	63

MARKET FOR SECURITIES	63

Trading Price and Volume	63
Prior Sales	64

ESCROWED SECURITIES	64

DIRECTORS AND EXECUTIVE OFFICERS	65

Name, Occupation and Security Holding	65
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	66
Conflicts of Interest	67

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	67

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	68

TRANSFER AGENT AND REGISTRAR	68

MATERIAL CONTRACTS	68

INTERESTS OF EXPERTS	68

CONTROLS AND PROCEDURES	69

AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES AND EXEMPTIONS	71

ADDITIONAL INFORMATION	72

PRELIMINARY NOTES
In this Annual Information Form (the “AIF”), (i) references to “we”, “us”, “our”, the “Company” or “Keegan” mean Keegan Resources Inc. and its subsidiaries, unless the context requires otherwise; (ii) we use the United States dollar as our reporting currency and, unless otherwise specified, all dollar amounts are expressed in United States dollars and references to “$” mean United States dollar and references to “C$” mean Canadian dollar; and (iii) our financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”); and (iv) this is the first time that the Company has prepared its financial statements in accordance with IFRS. Previously, the Company prepared its annual consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”); and (v) Note 21 describes the impact of the transition to IFRS on the Company’s reported financial position and financial performance, including the nature and effect of significant changes in accounting policies from those used in its GAAP consolidated financial statements as at April 1, 2010 and March 31, 2011, and for the year ended March 31, 2011.

All information in this AIF is at March 31, 2012, unless otherwise indicated.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Keegan cautions readers regarding forward looking statements found in this document and in any other statement made by, or on the behalf of the Company.  Such statements may constitute “forward looking information” within the meaning of United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Forward- looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of Mineral Reserves (as defined below) and Mineral Resources (as defined below), the realization of Mineral Reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.

Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments.  Forward looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond Keegan’s control and many of which, regarding future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by or on the Company’s behalf.  Although Keegan has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.  All factors should be considered carefully and readers should not place undue reliance on Keegan’s forward-looking statements. Examples of such forward-looking statements within this AIF include statements relating to: the future price of minerals, future capital expenditures, success of exploration activities, mining or processing issues, government regulation of mining operations and environmental risks.  Generally, forward-looking information can be identified by the use of forward-looking terminology such as “expects”, “estimates”, “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “might” or “occur”.  Forward-looking statements are made based on management’s beliefs, estimates and opinions and are given only as of the date of this AIF. The Company undertakes no obligation to update forward-looking information if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable law.

The Company’s management reviews periodically information reflected in forward-looking statements. The Company has and continues to disclose in its Management’s Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking statements and to the validity of the statements themselves, in the period the changes occur.

Forward-looking statements reflect Keegan’s current views with respect to expectations, beliefs, assumptions, estimates and forecasts about the Company’s business and the industry and markets in which the Company operates. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions, which are difficult to predict. Assumptions underlying the Company’s expectations regarding forward-looking statements or information contained in this AIF include, among others, the Company’s ability to comply with applicable governmental regulations and standards, the Company’s success in implementing its strategies, achieving the Company’s business objectives, the Company’s ability to raise sufficient funds from equity financings in future to support its operations, and general business and economic conditions. The foregoing list of assumptions is not exhaustive.

Persons reading this AIF are cautioned that forward-looking statements are only predictions, and that the Company’s actual future results or performance are subject to certain risks and uncertainties including:

●	risks associated with outstanding litigation;

●	risks associated with project development;

●	risks related to the need for additional financing;

●	operational risks associated with mining and mineral processing;

●	risks associated with fluctuations in metal prices;

●	risks associated with title matters;

●	uncertainties and risks related to carrying on business in foreign countries;

●	risks associated with environmental liability claims and insurance;

●	risks associated with reliance on key personnel;

●	the potential for conflicts of interest among certain officer, directors or promoters of the registrant with certain other projects;

●	risks associated with the absence of dividends;

●	risks associated with currency fluctuations;

●	risks associated with competition;

●	risks associated with dilution;

●	risks associated with the volatility of the Company’s common share price and volume;

●	risks associated with tax consequences to U.S. Shareholders; and

●	other factors described under the heading “Risk Factors” in this AIF.

NOTE TO US READERS - DIFFERENCES REGARDING THE DEFINITIONS OF RESOURCE AND RESERVE ESTIMATES IN THE U.S. AND CANADA

Mineral Reserve
The terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” used in Keegan Resources Inc.’s (“Keegan” or the “Company”) disclosure are Canadian mining terms that are defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Best Practice Guidelines for the Estimation of Mineral Resource and Mineral Reserves (the “CIM Standards”), adopted by the CIM Council on November 23, 2003. These definitions differ from the definitions in the United States Securities and Exchange Commission (the “SEC”) Industry Guide 7 under the Securities Act of 1933, as amended (the “Securities Act”). Under Industry Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

Mineral Resource
The terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” used in the Registrant’s disclosure are Canadian mining terms that are defined in accordance with NI 43-101 under the guidelines set out in the CIM Standards; however, these terms are not defined terms under Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically mineable.

Accordingly, information contained in this report containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

DOCUMENTS INCORPORATED BY REFERENCE

This AIF should be read in conjunction with the following documents, which are incorporated by reference and form part of this AIF, which is prepared in accordance with Form 51-102F2 Annual Information Form. These documents may be accessed using the System for Electronic Documents Analysis and Retrieval (“SEDAR”) on the Internet at www.sedar.com.

●	Annual consolidated financial statements and notes to them for the years ended March 31, 2012 and 2011.

●	Management discussion and analysis of the Company’s consolidated financial results as at and for the year ended March 31, 2012.

●
The Notice of Meeting and Management Information Circular dated as of August 19, 2011 (the “Information Circular”) regarding the annual general meeting of shareholders of the Company held on September 27, 2011, and filed on SEDAR on September 1, 2011.

●
The short form prospectus dated and filed on SEDAR on February 11, 2011 with regard to the Company’s offering of 24,700,000 common shares of the Company at a price of $7.50 per common share for gross proceeds of $185,250,000 (the “Prospectus”).

●
Technical report dated September 22, 2011, titled “Esaase Gold Project, Ghana / 43-101 Technical Report” prepared by qualified persons Brian Wolfe, B Sc Hons (Geol), Post Grad Cert (Geostats), (MAusIMM), Christopher Waller, B AppSc (MAusIMM), and Harry Warries, M Eng (MAusIMM), as required under National Instrument 43-010, Standards of Disclosure for Mineral Projects, (“NI 43-101”), filed on SEDAR on November 4, 2011 (the “43-101 Report”).

●
Technical report dated December 16, 2010 and amended February 4, 2011, titled “Esaase, Ghana, West Africa / Esaase Gold Deposit Resource Estimation Update incorporating the May 2010 Preliminary Economic Assessment” prepared by qualified persons Brian Wolfe, B Sc Hons (Geol), Post Grad Cert (Geostats), (MAusIMM), Christopher Waller, B AppSc (MAusIMM), and Harry Warries, M Eng (MAusIMM), as required under National Instrument 43-010, Standards of Disclosure for Mineral Projects, (“NI 43-101”), filed on SEDAR on February 9, 2011 (the “Esaase Gold Deposit Resource Estimation Update incorporating the May 2010 Preliminary Economic Assessment Report”).

●
Technical report dated December 16, 2010, titled “Esaase, Ghana, West Africa / Esaase Gold Deposit Resource Estimation” prepared by qualified persons Brian Wolfe, B Sc Hons (Geol), Post Grad Cert (Geostats), (MAusIMM), Christopher Waller, B AppSc (MAusIMM), and Harry Warries, M Eng (MAusIMM), as required under National Instrument 43-010, Standards of Disclosure for Mineral Projects, (“NI 43-101”), filed on SEDAR on January 12, 2011 (the “Esaase Gold Deposit Resource Estimation Report”).

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated as “Quicksilver Ventures Inc.” on September 23, 1999 under the Company Act (British Columbia) (now the British Columbia Business Corporation Act). Pursuant to a resolution passed at a meeting of the shareholders of the Company that was held on August 13, 2004, the Company changed its name from Quicksilver Ventures Inc. to Keegan Resources Inc.  The Company’s registered and records office is located at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7.  The Company’s head office is located at Suite 700-1199 West Hastings Street, Vancouver, British Columbia, V6E 3T5.  Keegan is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland.

On January 2, 2008, the Company’s common shares began trading on the American Stock Exchange (now the NYSE MKT Equities Exchange). On December 22, 2008, the Company graduated from the TSX Venture Exchange (the “TSX-V”) to the Toronto Stock Exchange (the “TSX”) and commenced trading under the trading symbol “KGN”.

Inter-corporate Relationships

The Company has a 90% ownership of Keegan Resources Ghana Limited, incorporated under the laws of Ghana, through it’s two wholly owned subsidiaries, Keegan International (Barbados) Inc. and Keegan Ghana (Barbados) Inc., incorporated under the laws of Barbados.

Figure 1. Organizational chart as at March 31, 2012 and June 26, 2012

GENERAL DEVELOPMENT OF THE BUSINESS

Corporate Development

Keegan became a public company on June 22, 2001 as a “Capital Pool Company”.

Under the TSX-V Policy 2.4, a company with only minimal working capital is allowed to list on the TSX-V for the purposes of negotiating an acquisition of, or the participation in, assets or businesses, known as a Qualifying Transaction (“QT”). Such companies are classified as a “Capital Pool Company”, or “CPC”, and are governed by a specific set of rules and regulations.

The sole purpose of a CPC is to identify and evaluate existing businesses or assets for possible acquisition, which if acquired, would provide the company for a full listing on the TSX-V. The only business a CPC is allowed to conduct prior to its Initial Public Offering and listing on the TSX-V is to prepare for its offering. This typically consists of raising a limited amount of seed capital, establishing a management team and board of directors, as well as hiring professionals to assist in the offering, including an auditor, legal counsel, and an agent for the offering.

As Keegan had not completed a “QT” by December 2003, the directors of the Company scheduled an extraordinary general meeting of its shareholders to request shareholder approval to the proposed listing of Keegan’s shares on the NEX Exchange. The NEX Exchange is a separate board of the TSX-V for companies previously listed on the TSX-V or the TSX, which have failed to maintain compliance with the ongoing financial listing standards of either of these stock exchanges. Shareholder approval was obtained and Keegan’s common shares began trading on the NEX Exchange on February 12, 2004.

On September 7, 2004, Keegan entered into agreements with the Hunter Dickinson Group, Inc. (“HDG”), Anaconda Gold Corp. and Barrick Gold Exploration Inc. whereby it acquired the right to earn an interest in the Horse Mountain Project located in Nevada.

On January 31, 2005, Keegan announced that the TSX-V had accepted the transaction pertaining to the Horse Mountain Project as the “Qualifying Transaction” for the Company and that it no longer considered Keegan to be a Capital Pool Company.  Keegan was reclassified by the TSX-V as a “Gold Ore Mining” company.  On March 1, 2005, the Company began trading on the TSX-V under the name “Keegan Resources Inc.” with the stock symbol of “KGN”.

On March 11, 2005, Keegan announced that it had entered into an option agreement with GTE Ventures Limited, an unrelated privately held Ghanaian company, to acquire the Asumura gold project located in West Ghana (the “Asumura Property”).  The option agreement allowed Keegan to acquire 100% of the private interest in the Asumura Property, subject to a 3.5% net smelter return (“NSR”) royalty, 50% of which could be purchased by Keegan for US$2,000,000, Keegan’s interest could be earned by performing work expenditures totaling US$1,000,000, delivering cash payments totaling US$100,000 and delivering shares of Keegan totaling US$100,000 in value over a period of three years.  During the year ended March 31, 2008, the Company acquired an option to purchase the remaining 50% of the NSR royalty for an additional US$4,000,000.  Keegan’s interest in the Asumura Property is also subject to the government of Ghana’s 10% carried interest. See “Item 4.D Property, Plant and Equipment - Asumura Property”.

During the fiscal year ended March 31, 2006, management announced that it had decided not to pursue the Company’s option to earn an interest in the Horse Mountain Claims and, as a result, $1,018,587 in acquisition and deferred exploration expenditures associated with the property were written-off. Management took this action because, due to limited financial resources, it determined to concentrate the Company’s efforts on its Ghana properties.

On May 3, 2006, Keegan entered into an option agreement, as amended on June 1, 2006, to purchase a 100% interest in the mining lease for the “Esaase Concession” on the Company’s material property in Ghana, known as the “Esaase Property”, subject to certain royalties and government obligations (see “Item 4.D Property, Plant and Equipment - Esaase Gold Property”). Under this option agreement, Keegan made payments of US$700,000 during 2006 and 2007, including an advance payment of US$200,000 due upon production at the Esaase Property.  Keegan also agreed to issue 780,000 common shares over a three year period, and 40,000 shares were issued in 2006. The balance of the shares to be issued under the option agreement was renegotiated, and a tripartite agreement was signed on May 29, 2007 (see “Item 4.D Property, Plant and Equipment - Esaase Gold Property”).  In June 2006, the Company entered into an agreement whereby the Company paid US$10,000 and issued 4,000 common shares to Eric Ewen as a finder's fee with respect to the acquisition of Esaase Concession.  In May 2007, the Company paid another finder's fee of US$85,000 and issued 4,000 common shares to Eric Ewen in connection with the renegotiation of the option agreement.

In 2007, Keegan terminated its interests under two option agreements that it had entered into in 2005 with respect to mineral properties in Nevada, in order to focus on its properties in Ghana.  During the fiscal year ended March 31, 2006, Keegan had terminated its option on a third mineral property in Nevada, also acquired in 2005, after the results of preliminary exploration work indicated that further work was not warranted on the property.

In March 2008, Keegan acquired a 100% interest in the mining lease for the Jeni River Concession for consideration of US$50,000 to the Bonte Liquidation Committee and US$50,000 paid to the Minerals Commission of Ghana to transfer title, subject to a 3.5% NSR royalty and the government of Ghana’s 10% carried interest (see “Item 4.D Property, Plant and Equipment - Esaase Property”).

During the year ended March 31, 2011, the Company made a payment of $600,000 plus certain acquisition costs to acquire a 100% interest in the Dawohodo prospecting concession, a mineral concession adjacent to the Esaase Gold property, and accrued a further $500,000 payable pursuant to this agreement. The $500,000 was paid during the year ended March 31, 2012.

On December 1, 2011, the Company entered into a purchase agreement with Tetollas Mining Enterprise to acquire an 100% interest in the Asuowin Concession situated contiguous to and directly south of the Esaase Gold property. In accordance with the purchase agreement, the Company made payments totaling $400,000 in exchange for the transfer of title.

During the year ended March 31, 2012, the Company paid $110,000 pursuant to an option agreement with Sky Gold Mines Limited (“SGM”) whereby the Company was granted the exclusive option by SGM to acquire 100% interest in a four-part concession adjacent to the Esaase Gold property. The concession is subject to a 2% net smelter returns royalty (“NSR”) payable to SGM. Pursuant to the agreement the Company is required to make staged payments totaling $150,000 in addition to the total of $250,000 already paid, and issue in stages a total of 40,000 shares of the Company. In July 2011, the Company received Ministerial approval of the option agreement and in January 2012 issued 20,000 shares of the Company at a cost of $156,009. The remaining 20,000 shares will be issued at the Company’s option, in 10,000 share tranches on the second and third anniversaries of this option agreement.

On September 22, 2011 the Company announced the results of a Pre-Feasibility Study (“PFS”).  Highlights of the PFS are as follows:

-	2.6 million ounces of gold produced over a 10.2 year mine life.
-	Plant capacity of 7.5 million tonnes per annum, with capacity to treat 9.0 million tonnes per year in early years of production when processing 100% oxide ore.
-	330,000 oz gold produced in Year 1, with a Life of Mine (“LOM”) average of 258,000 oz/yr.
-	$639 million after-tax Net Present Value (“NPV”) discounted at 5% and an Internal Rate of Return (“IRR”) of 32% (100% equity basis at $1,500/oz gold revenue applied to a $1,150/oz gold pit shell).
-	Capital cost of $506 million, utilizing a leased mining fleet. Cash costs of $693/oz gold produced including leasing costs for mining equipment (approximately $55/oz).

Based on the positive results of the PFS, a portion of the Measured and Indicated Mineral Resources were converted to Proven and Probable (“P&P") Mineral Reserves with highlights as follows:

-	Total P&P Reserves of 79.4 million tonnes grading 1.1 g/t gold and containing 2.88 million ounces of gold (based on $1,150/oz gold pit shell).

Following the completion of the PFS, the Company continued to advance a Definitive Feasibility Study (“DFS”) based on the same project scope as the PFS.  In May 2012 the Company decided to defer work on the DFS as the macro economic situation and world equity markets deteriorated to the point where the Company felt that financing options available for the project were not accretive to shareholders.

In June 2012, the Company re-focused its development plan for Esaase looking at a staged development concept for the project, which could include:
-	an improved mine plan featuring higher grade feed to the processing plant and a lower strip ratio in the early years of the mine life, and
-	an initial processing plant with a reduced capacity and improved process design to substantially reduce the upfront capital requirements for the project.

The Company has engaged Minxcon and DRA, both South African based consultancy firms, to review the mine plan and processing plant design, respectively.

Financings

The Company has financed its operations through funds raised in public/private placements of common shares and shares issued upon exercise of stock options and share purchase warrants. Over the past three fiscal years, the Company raised funds through the issuance of the following common shares:
Fiscal Year	Nature of Share Issuance	Number of Shares	Amount
Fiscal 2010	Bought deal share offering, net of share issue costs	8,000,000	$16,158,671
	Brokered private placement, net of share issue costs	7,015,000	$37,045,855
	Exercise of share purchase warrants	162,667	$478,197
	Exercise of share purchase options	1,289,903	$2,172,064
Fiscal 2011	Bought deal share offering, net of share issue costs	28,405,000	$205,278,353
	Exercise of share purchase warrants	237,333	$724,373
	Exercise of share purchase options	1,195,132	$3,617,373
Fiscal 2012	Exercise of share purchase options	641,250	$$2,331,271

Capital Expenditures

The Company’s principal capital expenditures (there have been no material divestitures) over the three fiscal years ended March 31 are as follows:

Year	Resource property acquisition costs		Deferred development costs		Plant and equipment	Total
2010	$	nil	$	nil	$675,679	$675,679
2011		$1,181,982	$	nil	$1,016,630	$2,198,612
2012		$2,166,009		$11,830,057	$1,721,250	$15,717,316

Exploration and Evaluation Expenditures

The Company’s exploration and evaluation expenditures over the three fiscal years ended March 31 are as follows:

Year
2010	$9,439,434
2011	$26,114,646
2012	$18,414,774

BUSINESS DESCRIPTION

General

Keegan is a natural resource company currently engaged in the acquisition and exploration of mineral resources in West Ghana.

Our Properties

Keegan’s mineral properties are in the exploration and development stage. Keegan’s primary property is the Esaase project where on September 22, 2011, the Company published the results of its preliminary feasibility study whereby it was able to establish proven and probable mineral reserves. The Company is focused on advancing the Esaase Gold Project through definitive feasibility and to commercial production. In addition to its principal project, the Company holds a portfolio of other Ghanaian gold concessions in various stages of exploration.

The Company’s material properties currently consist of the Asumura Property and the Esaase Property, both in West Ghana, Africa.  See Item 4.D “Property, Plant and Equipment” below for more information relating to these properties.

Plan of Operations

Keegan’s plan of operations for fiscal 2013 is to:

(a)	re-focus its development plan for Esaase looking at a staged development concept for the project, by reviewing the mine plan and the processing plant design;

(b)	continue working with local communities, the Ghanaian government and the EPA to both advance community relations and the permitting of the Esaase project.

Source of Funds for Fiscal 2013

Keegan’s primary source of funds since incorporation has been through the issuance of common shares.

As at March 31, 2012, the Company had cash and cash equivalents of $197,608,106. The Company believes it currently has sufficient working capital on hand to meet its expected capital requirements for fiscal 2013 and 2014.  Additional funds may be received through the exercise of currently outstanding common stock warrants and options or through the sale of additional common shares either as a private placement or public common stock offering.

Additional capital may also be obtained through the exercise of outstanding share purchase options and share purchase warrants. There is no guarantee, however, that any of these share purchase options and share purchase warrants will be exercised.

Keegan has sufficient funds to pursue its business plans for the next 24 months.  Additional financing will be required going forward.  However, there can be no assurance that any such financing will be obtained.

Use of Funds for Fiscal 2013

For the Fiscal 2013, the Company has budgeted $15.4 for the nine months ended December 31, 2012 for general and administrative expenses and property development, exploration and acquisition costs predominantly on the Esaase gold project.

The Company intends to change its year-end from March 31, 2013 to December 31, 2012 and therefore has budget for the nine-month period as opposed to twelve.

Anticipated Changes to Facilities/Employees

Management of Keegan does not anticipate adding or reducing it current employee level or facilities in the near future as the Company advances the development of its Esaase Gold project.

In May 2012, the Company deferred work on its definitive feasibility study due to the macro-economic situation and its effect on the ability of companies to finance large capital-intensive projects. As a result, the Company laid-off approximately 75 staff primary in Ghana to conserve cash as it reviews strategic alternatives.

Material Effects of Government Regulations

The current and anticipated future operations of Keegan including further exploration activities and potential mine development, require permits from various Ghanaian governmental agencies.  Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on Keegan and cause increases in capital expenditures which could result in a cessation of operations by Keegan.  Keegan has had no material costs related to compliance and/or permits in recent years, and anticipates no material costs in the next year, apart from those related to mine development which have not been fully assessed at this time.

Specialized Skill and Knowledge

Various aspects of the Company’s mining business require specialized skills and knowledge. Such skills and knowledge include the areas of permitting, geology, drilling, metallurgy, logistical planning and implementation of exploration programs as well as finance and accounting. Much of the specialized skill and knowledge is provided by the Company’s management team and board of directors. The Company also retains outside consultants as additional specialized skills and knowledge are required. However, it is possible that delays and increased costs may be experienced by the Company in locating and/or retaining skilled and knowledgeable employees and consultants in order to proceed with its planned exploration and development at its mineral properties.

Competitive Conditions

Keegan competes with other mineral resource exploration companies for financing, for the acquisition of new mineral properties and for the recruitment and retention of qualified employees and other personnel.  Many of the mineral resource exploration and development companies with which Keegan competes have greater financial and technical resources.  Accordingly, these competitors may be able to spend greater amounts on acquisitions of mineral properties of merit, on exploration of their mineral properties and on development of their mineral properties.  In addition, they may be able to afford more geological expertise in the targeting and exploration of mineral properties.  This competition could result in competitors having mineral properties of greater quality and interest to prospective investors who may finance additional exploration and development.  This competition could have an adverse impact on our ability to finance further exploration and to achieve the financing necessary for us to develop our properties.

Cycles

The mining business is subject to mineral price cycles. The marketability of minerals and mineral concentrates is also affected by worldwide economic cycles. At the present time, the significant demand for minerals in many countries is driving increased commodity prices, but it is difficult to assess how long such demand may continue.  Fluctuations in supply and demand in various regions throughout the world are common.

As Keegan’s operations and exploration business is in the development stage, Keegan’s revenues, if any, are not currently significantly affected by changes in commodity demand and prices. As it does not carry on production activities, Keegan’s ability to fund ongoing exploration and development is affected by the availability of financing which, in turn, is affected by the strength of the economy and other general economic factors.

Economic Dependence

The Company’s business is not substantially dependent on any contract such as a contract to sell the major part of its product or services or to purchase the major part of its requirements for goods, services or its raw materials, or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which its business depends.

Changes to Contracts

Keegan does not anticipate that it will be affected in the current financial year by renegotiation or termination of contracts that could materially affect the Company’s business plan.

Environmental Protection

The Company’s properties are subject to stringent laws and regulations governing environmental quality. Such laws and regulations can increase the cost of planning, designing, installing and operating facilities on our properties. However, it is anticipated that, absent the occurrence of an extraordinary event, compliance with existing laws and regulations governing the release of materials in the environment or otherwise relating to the protection of the environment, will not have a material effect upon the Company’s current operations, capital expenditures, earnings or competitive position.

Employees

Keegan currently has approximately 165 full time employees. No management functions of the Company are performed to any substantial degree by a person other than the directors and officers of the Company.

Foreign Operations

All of the Company’s operations are currently conducted in a foreign jurisdiction, Ghana, and, as such, the Company’s operations are exposed to various levels of political, economic and other such risks and uncertainties as:  military repression; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

In the past, Ghana has been subject to political instability, changes and uncertainties, which may cause changes to existing governmental regulations affecting mineral exploration and mining activities. Ghana’s status as a developing country may make it more difficult for the Company to obtain any required financing for its projects.

Keegan’s operations and properties are subject to a variety of governmental regulations governing worker health and safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development, protection of endangered and protected species and other matters.

Keegan’s mineral exploration and develpoment activities in Ghana may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to the Company’s activities or the maintenance of its properties.

Changes, if any, in mining or investment policies or shifts in political attitude may adversely affect the Company’s operations and financial condition. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income and other taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations and financial condition. Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively impact current or planned exploration and development activities on the Esaase Property or in respect of any other projects in which the Company becomes involved. Any failure to comply with applicable laws and regulations, even if inadvertent, could result in the interruption of exploration and development operations or material fines, penalties or other liabilities.

Risk Factors

An investment in securities of the Company involves significant risks, which should be carefully considered by prospective investors before purchasing such securities. Management of the Company considers the following risks to be most significant for potential investors in the Company, but such risks do not necessarily comprise all those associated with an investment in the Company. Additional risks and uncertainties not currently known to management of the Company may also have an adverse effect on the Company’s business. If any of these risks actually occur, the Company’s business, financial condition, capital resources, results and/or future operations could be materially adversely affected.

In addition to the other information set forth elsewhere in this AIF, the following risk factors should be carefully considered when considering risks related to Keegan’s business.

Risks Relating to Our Business

Quantitative Information about Market Risk

Market risk represents the risk of changes in the value of a financial instrument caused by fluctuations in interest rates, foreign exchange rates, commodity prices and equity prices.

As at March 31, 2012, the Company’s financial instruments consist of cash and cash equivalents, receivables, and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant credit, liquidity, or market risks arising from these financial instruments. The risk exposure is summarized as follows:

(a)       Credit risk

Credit risk is the risk of an unexpected loss if a customer or a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash and cash equivalent balances at banks in each of Canada and Ghana. The majority of the Company’s cash is held in Canadian based banking institutions, authorized under the Bank Act (Canada) to accept deposits. As at March 31, 2012, the receivables excluding refundable sales tax consist primarily of interest receivable of $112,638 (March 31, 2011 - $72,423) and other receivables of $7,825 (March 31, 2011 - $23,393), neither of which are considered past due.

(b)       Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. As at March 31, 2012 the Company had a cash and cash equivalents balance of $197,608,106 (March 31, 2011 – $236,329,452) to settle current liabilities of $4,813,773 (March 31, 2011 - $5,236,343) that mainly consist of accounts payable that are considered short term and expected to be settled within 30 days.

(c)       Market risk

(i)     Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company’s cash and cash equivalents attract interest at floating rates and have maturities of 90 days or less  or maturity over ninety days but redeemable on demand without penalty. The interest is typical of Canadian banking rates, which are at present low, however the conservative investment strategy mitigates the risk of deterioration to the investment. A sensitivity analysis suggests that a change of 100 basis points in the interest rates would result in a corresponding increase or decrease in loss for the year ended March 31, 2012 of approximately $1,976,081 (year ended March 31, 2011 - $2,363,294).

(ii)    Foreign currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has offices in Canada and Ghana and holds cash in Canadian, United States and Ghanaian Cedi currencies in line with forecasted expenditures.

A significant change in the currency exchange rates between the US dollar relative to Canadian dollar (“CAD”), Ghanaian Cedi and the Australian dollar (“AUS”) could have an effect on the Company’s results of operations, financial position or cash flows. At March 31, 2012 and March 31, 2011, the Company had no hedging agreements in place with respect to foreign exchange rates.

The Company is exposed to currency risk through the following financial assets and liabilities denominated in foreign currencies, expressed below in US dollar equivalents:

	March 31, 2012			March 31, 2011
	CAD	Ghana Cedis	AUD	CAD	Ghana Cedis	AUD

Cash and cash equivalents	$37,758,640	$-	$-	$171,881,945	$348,177	$-
Accounts payable	(707,148)	(300,132)	(669,309)	(238,338)	(482,569)	(398,862)
Net exposure	$37,051,493	$(300,132)	$(669,309)	$171,643,607	$(134,392)	$(398,862)

A 10% appreciation or deprecation of the above mentioned currencies compared with the US dollar would result in a corresponding increase or decrease in net assets of approximately $3,608,205 as at March 31, 2012 (March 31, 2011 - $17,111,035).

(iii)       Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from currency risk or interest rate risk. As at March 31, 2012 and 2011, the Company was not exposed to other price risk.

(d)       Fair value

The carrying values of cash and cash equivalents, receivables and accounts payable and accrued liabilities approximate their respective fair values due to the short-term nature of these instruments.

Qualitative Information about Market Risk

The Company manages its cash and cash equivalents, common shares, share-based options and share purchase warrants as capital.  As the Company is in the exploration stage, its principal source of funds for its operations is from the issuance of common shares.  The issuance of common shares requires approval of the Board of Directors.  It is the Company’s objective to safeguard its ability to continue as a going concern, so that it can continue to explore and develop its Asumura and Esaase properties for the benefit of its stakeholders.  The Company uses share-based options primarily to retain and provide future incentives to key employees and members of the management team.  The granting of share-based options is primarily determined by the Board of Directors.

The Company has been judicious in its protection of the capital it has on hand. The Company has been investing only in Bankers’ Acceptance Notes and Guaranteed Investment Certificates and has no investments in asset-backed commercial paper.

High Metal Prices Increasing the Demand For, and Cost Of, Exploration, Development and Construction Services and Equipment

The strength of metal prices in recent years has encouraged increases in mining exploration, development and construction activities around the world, which has resulted in increased demand for, and cost of, exploration, development and construction services and equipment. The costs of such services and equipment may continue to increase if current trends continue. Increased demand for services and equipment could result in delays if services or equipment cannot be obtained in a timely manner due to an inadequate availability, and may cause scheduling difficulties due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development and/or construction costs.

Political, Economic and Social Risks and Uncertainties

The Company’s operations through Esaase and Asumura are located in Ghana and, as such, its operations are exposed to various levels of political, economic and other risks and uncertainties.  Risks and uncertainties of operating in Ghana vary from time to time, but are not limited to terrorism, hostage taking, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risk of civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation and changing political conditions and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from a particular jurisdiction.

Changes, if any, in mining investment or investment policies or shifts in political attitude in Ghana or any other relevant jurisdiction in which the Company operates may adversely affect Keegan’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income and other taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, water use and mine safety. Failure to comply with applicable laws, regulations and local practices relating to mineral rights applications and tenure, could result in a loss, reduction or expropriation of entitlements. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.

Environmental Regulatory Risks

Keegan’s operations are subject to environmental regulations promulgated by government agencies from time to time.  Environmental legislation and regulation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner, which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Future legislation and regulations could cause additional expenses, capital expenditures, restrictions, liabilities and delays in the development of Keegan’s properties, the extent of which cannot be predicted. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Properties May be Subject to Defects in Title

Keegan has investigated its rights to explore and exploit the Esaase Property and the Asumura Property and, to the best of its knowledge, its rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to Keegan’s detriment. There can also be no assurance that Keegan’s rights will not be challenged or impugned by third parties.

Some Keegan mineral claims may overlap with other mineral claims owned by third parties, which may be considered senior in title to the Keegan mineral claims. The junior claim is only invalid in the areas where it overlaps a senior claim. Keegan has not determined which, if any, of the Keegan mineral claims is junior to a mineral claim held by a third party.

Although Keegan is not aware of any existing title uncertainties with respect to the Esaase Property and the Asumura Property, there is no assurance that such uncertainties will not result in future losses or additional expenditures, which could have an adverse impact on Keegan’s future cash flows, earnings, results of operations and financial condition.

Key Personnel

Keegan’s senior officers are critical to its success. In the event of the departure of a senior officer, Keegan believes that it will be successful in attracting and retaining qualified successors but there can be no assurance of such success. Recruiting qualified personnel as Keegan grows is critical to its success. The number of persons skilled in the acquisition, exploration and development of mining properties is limited and competition for such persons is intense. As Keegan’s business activity grows, it will require additional key financial, administrative, mining and exploration personnel, and potentially additional operations staff. If Keegan is not successful in attracting and training qualified personnel, the efficiency of its operations could be affected, which could have an adverse impact on future cash flows, earnings, results of operations and the financial condition of Keegan.

Legal and Litigation Risks

All industries, including the mining industry, are subject to legal claims, with and without merit. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding to which the Company may become subject could have a material adverse effect on the Company’s business, prospects, financial condition, and operating results.  Defense and settlement of costs of legal claims can be substantial.

Possible Loss of Interests in Exploration Properties; Possible Failure to Obtain Mining Licenses

The agreements pursuant to which Keegan acquired its interests in certain of its properties provide that the Company must make a series of payments in cash and/or Common Shares over certain time periods, expend certain minimum amounts on the exploration of the properties or contribute its share of ongoing expenditures.  If the Company fails to make such payments or expenditures in a timely fashion, the Company may lose its interest in those properties.  Further, even if Keegan does complete exploration activities, it may not be able to obtain the necessary licenses or permits to conduct mining operations on its properties, and thus would realize no benefit from its exploration activities on its properties.

Increased Costs and Compliance Risks as a Result of Being a Public Company

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. Keegan anticipates that costs may continue to increase with corporate governance related requirements, including, without limitation, requirements under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, National Instrument 52-110 Audit Committees and National Instrument 58-101 Disclosure of Corporate Governance Practices and the conversion to International Financial Reporting Standards.

The Company also expects these rules and regulations may make it more difficult and more expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers.

Risks Relating to Statutory and Regulatory Compliance

Keegan’s current and future operations, from exploration through development activities and commercial production, if any, are and will be governed by applicable laws and regulations governing mineral claims acquisition, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in exploration activities and in the development and operation of mines and related facilities, generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. The Company has received all necessary permits for the exploration work it is presently conducting; however, there can be no assurance that all permits which the Company may require for future exploration, construction of mining facilities and conduct of mining operations, if any, will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project which Keegan may undertake.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including the forfeiture of claims, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. The Company is not currently covered by any form of environmental liability insurance. See “Insurance Risk”, below.

Existing and possible future laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or require abandonment or delays in exploration.

Insurance Risk

Keegan is subject to many risks that are not insurable and, as a result, Keegan will not be able to recover losses through insurance should such uninsurable liabilities occur.  Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development.  Keegan may become subject to liability for pollution, cave-ins or hazards against which it cannot insure.  The payment of such liabilities could result in a material adverse effect on Keegan’s financial position and its results of operations.  Although Keegan maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that the liabilities might exceed policy limits and the liabilities and hazards might not be insurable against.

There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the properties of Keegan, personal injury or death, environmental damage or, regarding the exploration or development activities of Keegan, increased costs, monetary losses and potential legal liability and adverse governmental action, all of which could have an adverse impact on Keegan’s future cash flows, earnings, results of operations and financial condition.  The payment of any such liabilities would reduce the funds available to the Company. If Keegan is unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy.

No assurance can be given that insurance to cover the risks to which Keegan’s activities are subject will be available at all or at commercially reasonable premiums.  The Company is not currently covered by any form of environmental liability insurance, since insurance against environmental risks (including liability for pollution) or other hazards resulting from exploration and development activities is unavailable or prohibitively expensive. This lack of environmental liability insurance coverage could have an adverse impact on Keegan’s future cash flows, earnings, results of operations and financial condition.

Currency risk

Keegan’s operations are subject to fluctuations in currency exchange rates, which could materially adversely affect its financial position.  Keegan maintains most of its working capital in United States dollars with a minimum reserve of six months of projected expenditures in Canadian dollars and Ghanaian Cedis.  Keegan converts United States dollars funds to foreign currencies in anticipation of foreign currency denominated obligations. Accordingly, Keegan is subject to fluctuations in the rates of currency exchange between United States dollar and these foreign currencies, and these fluctuations could materially affect the Company’s financial position and results of operations. A significant portion of the operating costs at Esaase and Asumura is based on the US dollar and the Ghanaian Cedi.

Competition Risks

Keegan operates in a competitive industry and compete with other better established companies which have greater financial resources.  Keegan faces strong competition from other mining companies in connection with exploration and the acquisition of properties producing, or capable of producing precious metals.  Many of these companies have greater financial resources, operational experience and technical capabilities than us.  As a result of this competition, Keegan may be unable to maintain or acquire attractive mining properties on terms we consider acceptable or at all.  Consequently, our operations and financial condition could be materially adversely affected.

There can be no assurance that necessary funds can be raised by the Company or that any projected work will be completed.

Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important requirements, which affect capital and operating costs. Unusual or infrequent weather, phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s future operations, financial condition and results of operations.

Potential Joint Ventures

Due to the cost of establishing and operating mining operations, Keegan may enter into joint ventures on one or more of its properties. Any failure of such joint venture partners to meet their obligations to Keegan or to third parties could have a material adverse effect on the joint ventures and Keegan as a result. In addition, Keegan may be unable to exert influence over strategic decisions made in respect of such properties or may be unable to satisfy its own obligations under such joint ventures which could result in dilution of Keegan’s interests in its properties.

Limited Business History

Keegan has only recently commenced operations and has no history of operating earnings. The likelihood of success of Keegan must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business. Keegan has limited financial resources and there is no assurance that additional funding will be available to it for further operations or to fulfill its obligations under applicable agreements. There is no assurance that Keegan will ultimately generate revenues, operate profitably, or provide a return on investment, or that it will successfully implement its plans.

Conflicts of Interest

Keegan’s directors and officers are or may become directors or officers of other mineral resource companies or reporting issuers or may acquire or have significant shareholdings in other mineral resource companies and, to the extent that such other companies may participate in ventures in which Keegan may, or may also wish to participate, the directors and officers of Keegan may have a conflict of interest with respect to such opportunities or in negotiating and concluding terms respecting the extent of such participation. Keegan and its directors and officers will attempt to minimize such conflicts. In the event that such a conflict of interest arises at a meeting of the directors of Keegan, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases Keegan will establish a special committee of independent directors to review a matter in which several directors, or officers, may have a conflict. In determining whether or not Keegan will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to Keegan, the degree of risk to which Keegan may be exposed and its financial position at that time. Other than as indicated, Keegan has no other procedures or mechanisms to deal with conflicts of interest.

Claims by Investors Outside of Canada

The Company is incorporated under the laws of British Columbia and its head office is located in Vancouver, British Columbia. The majority of the Company’s directors and officers, and some of the experts named herein, are residents of Canada or otherwise reside outside of the United States, and all or a substantial portion of their assets, and a substantial portion of the Company’s assets, are located outside of the United States. As a result, it may be difficult for investors in the United States or outside of Canada to bring an action against directors, officers or experts who are not resident in the United States. It may also be difficult for an investor to enforce a judgment obtained in a United States court or a court of another jurisdiction of residence predicated upon the civil liability provisions of federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions of residence against those persons or the Company.

Risks Relating to Our Shares

Changes in the Market Price of Common Shares may be Unrelated to the Company’s Results of Operations and could have an Adverse Impact on the Company

The Company’s Common Shares are listed on the Exchange. The price of Keegan’s Common Shares is likely to be significantly affected by short-term changes in the gold price or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to the Company’s performance that may have an effect on the price of the Company’s Common Shares and may adversely affect an investors’ ability to liquidate an investment and consequently an investor’s interest in acquiring a significant stake in the Company include:  a reduction in analytical coverage by investment banks with research capabilities; a drop in trading volume and general market interest in the Company’s securities; a failure to meet the reporting and other obligations under relevant securities laws or imposed by applicable stock exchanges could result in a delisting of Keegan’s Common Shares and a substantial decline in the price of the Common Shares that persists for a significant period of time.

As a result of any of these factors, the market price of Keegan’s Common Shares at any given point in time may not accurately reflect their long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Price Volatility of Publicly Traded Securities

The market price of a publicly traded stock, especially a resource issuer like Keegan, is affected by many variables in addition to those directly related to exploration successes or failures.  Such factors include the general condition of market for resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments and the breadth of the public market for the stock.  The effect of these and other factors on the market price of Keegan’s common shares suggests Keegan’s shares will continue to be volatile.  Therefore, investors could suffer significant losses if Keegan’s shares are depressed or illiquid when an investor seeks liquidity and needs to sell Keegan shares.

Resale of Offered Shares

The continued operation of Keegan will be dependent upon its ability to have exploration success and to procure additional financing. There can be no assurance that any such exploration success can be achieved or that other financing can be obtained. If Keegan is unable to achieve such success or obtain such additional financing, any investment in Keegan may be lost.

Future Sales May Affect the Market Price of the Common Shares

In order to finance future operations, the Company may raise funds through the issuance of additional Common Shares or the issuance of debt instruments or other securities convertible into Common Shares. Keegan cannot predict the size of future issuances of Common Shares or the issuance of debt instruments or other securities convertible into Common Shares or the dilutive effect, if any, that future issuances and sales of the Company’s securities will have on the market price of the Common Shares.

Dividend Policy

No dividends on the Common Shares of the Company have been paid by the Company to date. Payment of any future dividends, if any, will be at the discretion of the Company 's board of directors after taking into account many factors, including the Company's operating results, financial condition, and current and anticipated cash needs.

MINERAL PROJECTS

As at the date of this AIF, the Company’s mineral properties are the Esaase Property and the Asumura Property, both located in West Ghana, Africa.

Esaase Gold Property

The Esaase Gold Property is a development stage property located in the Amansi East District of Ghana, approximately 35km south west of the regional capital Kumasi. The property consists of several mining concessions of which the three largest are the Esaase Concession, Jeni River Concession and Sky Gold Concession.  The Esaase Concession is approximately 10km in a northeast direction by 4km in a northwest direction covering 42.32 square kilometers.

A PFS of the Project was completed in September 2011. The PFS was based on a gold price of $1,150 per ounce and a mill throughput rate of 9.0Mtpa for oxide material and 7.5Mtpa for fresh material.

Development of the Project, with an estimated initial capital expenditure of $506M, will take an estimated 33 months from full project go-ahead to first gold production, followed by just over 10 years of process plant operations and one to two years of closure and rehabilitation activities. The Project is anticipated to recover 2.6Moz of gold at an average cash cost, inclusive of refining costs and royalties, of $772/oz. With the completion of the PFS, the Company established its first mineral reserves as follows:

Deposit	Mineral Reserves
	Proven			Probable			Total
	Tonnes (Mt)	Grade (g/t)	Insitu Au (koz)	Tonnes (Mt)	Grade (g/t)	Insitu Au (koz)	Tonnes (Mt)	Grade (g/t)	Insitu Au (koz)
Esaase	5.1	1.2	199	74.3	1.1	2,685	79.4	1.1	2,884

Unless stated otherwise, information of a technical or scientific nature related to the Esaase Gold Property contained herein is summarized or extracted from a technical report dated September 22, 2011, titled “Esaase Gold Project, Ghana / 43-101 Technical Report” prepared by qualified persons Brian Wolfe, B Sc Hons (Geol), Post Grad Cert (Geostats), (MAusIMM), Christopher Waller, B AppSc (MAusIMM), and Harry Warries, M Eng (MAusIMM), as required under National Instrument 43-010, Standards of Disclosure for Mineral Projects, (“NI 43-101”), filed on SEDAR on November 4, 2011 (the “43-101 Report”).

Acquisition of Interest

On May 3, 2006, the Company entered into an option agreement with Sametro Co. Ltd. (“Sametro”) to purchase a 100% interest in the Esaase gold property in southwest Ghana, subject to the underlying 10% interest, 3% NSR of the Ghanaian government in all mining projects in Ghana, and a 0.5% NSR owed to the Bonte Liquidation Committee. Under the terms of the agreement, the Company was to make a series of cash payments totaling $890,000, issue 780,000 common shares and incur minimum exploration expenditures of $2,250,000 over a three year period.

During the year ended March 31, 2008, after having already made cash payments of $500,000, issued 40,000 common shares and completed the full exploration expenditure requirement, the Company renegotiated the option agreement so that all further cash and share payments were no longer owed. In lieu of these payments, the Company paid $850,000 to a creditor of Sametro and issued 40,000 additional common shares to Sametro. Subsequent to these payments, the Company was granted the full Esaase Mining Lease by the Minerals Commission and Minister of Mines, Lands and Forestry with no further obligation to any party aside from the NSR and government commitments.

During the year ended March 31, 2008, the Company purchased 100% private ownership of the Jeni Concession mining lease and exploration rights. The Jeni Concession lies directly to the southwest and contiguous to the Esaase Gold property. In consideration for the acquisition of the mining lease, Keegan paid $50,000 to the Bonte Liquidation Committee (“BLC”) and $50,000 to the Minerals Commission of Ghana for the title transfer. The Ghanaian government retains a standard 10% carried interest and 5% revenue royalty and the BLC retains a 0.5% NSR.

Both concessions are governed by mining leases that grant the Ghanaian government a standard 10% carried interest and a 5% royalty and the Bonte Liquidation Committee a 0.5% royalty. Subsequent to the granting of these mining leases, the Ghanaian government amended the royalty scheme in Ghana. (See Ghanaian mining royalties in this section).

For the year ended March 31, 2012, the Company incurred $18.4 million of exploration and evaluation expenditures on its Esaase Gold Property. These costs were spent on continuing the exploration and evaluation drill program, further defining the existing resource through infill and exploration drilling and engineering, geotechnical and metallurgical drill programs and development and engineering studies in support of the Company’s pre-feasibility and feasibility studies.

A summary of the exploration and evaluation expenditures (including non-cash stock-based compensation) for the years ended March 31, 2012 and 2011 is presented as follows:

Summary of exploration and evaluation expenditures

	2012	2011
Esaase:
Camp operations	$1,091,202	$555,438
Development support costs	559,643	1,879,304
Equipment and infrastructure	951,673	588,700
Engineering studies	2,989,662	2,020,526
Exploration drilling	2,933,027	4,479,279
Exploration support costs	1,703,947	4,218,925
Health and environmental	1,102,038	1,072,582
Technical and in-fill drilling	3,570,062	4,883,243
Share-based compensation	2,379,808	3,296,932
VAT receivable allowance	1,133,712	1,665,108
	$18,414,774	$24,660,037

The results of the PFS for the Esaase project indicate the technical feasibility and commercial viability of the extraction of mineral resources in the area. As per the Company’s accounting policy for exploration and evaluation expenditures (refer to note 3(g) in the annual consolidated financial statements as at and for the year ended March 31, 2012), once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, further cost incurred for the development of the project are capitalized as mineral interests. Based on the positive result of the PFS the Company now has Proven and Probable Mineral reserves and effective October 1, 2011 began capitalizing costs associated with the development of the Esaase project. In the six months ended March 31, 2012 the Company capitalized $11.8 million of development costs to mineral interests.

Reconciliation of mineral interests	Year ended	Year ended
	March 31, 2012	March 31, 2011

Opening balance	$10,581,692	$2,234,420

Additions:

Acquisition costs, Esaase	2,166,009	1,181,982
Development costs, Esaase	11,830,057	-
Asset retirement obligation	1,244,976	7,165,290
	15,241,042	8,347,272

Closing balance	$25,822,734	$10,581,692

Acquisitions

Concession acquisitions during the year ended March 31, 2012

On December 1, 2011, the Company entered into a purchase agreement with Tetollas Mining Enterprise to acquire an 100% interest in the Asuowin Concession situated contiguous to and directly south of the Esaase Gold property. In accordance with the purchase agreement, the Company made payments totaling $400,000 in exchange for the transfer of title.

During the year ended March 31, 2012, the Company paid $110,000 pursuant to an option agreement with Sky Gold Mines Limited (“SGM”) whereby the Company was granted the exclusive option by SGM to acquire 100% interest in a four-part concession adjacent to the Esaase Gold property. The concession is subject to a 2% net smelter returns royalty (“NSR”) payable to SGM. Pursuant to the agreement the Company is required to make staged payments totaling $150,000 in addition to the total of $250,000 already paid, and issue in stages a total of 40,000 shares of the Company. In July 2011, the Company received Ministerial approval of the option agreement and in January 2012 issued 20,000 shares of the Company at a cost of $156,009. The remaining 20,000 shares will be issued at the Company’s option, in 10,000 share tranches on the second and third anniversaries of this option agreement.

In addition, the Company paid $0.1 million and accrued $1.4 million as partial settlement of the Esaase option agreement suit (see Legal Proceedings and Regulatory Actions). These amounts were capitalized to mineral interests.

Concession acquisitions during the year ended March 31, 2011

During the year ended March 31, 2011, the Company made a payment of $600,000 plus certain acquisition costs to acquire a 100% interest in the Dawohodo prospecting concession, a mineral concession adjacent to the Esaase Gold property, and accrued a further $500,000 payable pursuant to this agreement. The $500,000 was paid during the year ended March 31, 2012.

Free carried interest to the Ghanaian government

Pursuant to the provisions of the Ghanaian Minerals and Mining Act of 2006, as at March 31, 2011, the Ghanaian government acquired, for zero proceeds, a 10% free carried interest in the rights and obligations of the mineral operations of the Esaase Gold property through an interest in Keegan Resources Ghana Limited (“Keegan Ghana”).

Keegan Ghana reserved 10% of its common shares for issuance to the Ghanaian government, and one government representative was appointed to the Board of Directors of Keegan Ghana. The Ghanaian government is entitled to 10% of declared dividends from the net profit of Keegan Ghana at the end of a financial year. As the free carried interest does not result in an obligation on behalf of the Ghanaian government to contribute to the capital of Keegan Ghana nor share in the entity’s losses, a non-controlling interest is not recognized while Keegan Ghana is in a net liability position.

Ghanaian mining royalties and taxes

On March 19, 2010, the government of Ghana amended section 25 of the Minerals and Mining Act of 2006 (Act 703) which stipulates the royalty rates on mineral extraction payable by mining companies in Ghana. The Act now states that a holder of a mining lease, restricted mining lease, or small scale mining license shall pay a royalty in respect of minerals obtained from its mining operations to Ghana at the rate of 5% of the total revenue earned from minerals obtained by the holder. Currently, uncertainty exists on how this amendment will affect the Esaase gold property’s existing mining lease and whether the rate will change as the Company goes through negotiations with the government with respect to a stability agreement on the project.

Proposed changes to the Ghanaian tax system were announced and substantively enacted during the year ended March 31, 2012. Corporate tax rates rose from 25% to 35% and capital deductions were reduced from current rates to a straight-line depreciation of 20% per year over 5 years.  Both of these changes have a negative impact on the economics of the project.  In addition, a windfall tax is being considered by the Ghanaian government.  It is not clear at this time how such a tax would be applied and what impact it may have on the project.

Esaase option agreement suit

Keegan Ghana was named jointly with the Ghana Minerals Commission as a co-defendant in a legal suit by Sametro Co. Ltd., the company that had originally optioned the Esaase gold property to the Company (the “Litigation”). The Plaintiff is alleging certain irregularities in connection with the closing of the option resulting in Keegan Ghana’s acquisition of the Esaase gold property and the issuing of the requisite regulatory approvals under Ghanaian law. Keegan Ghana has refuted the allegations on grounds that it had at all material times acted legally and in good faith and has therefore filed a defense and counter-claim against the Plaintiff.

Effective October 31, 2011, the Company entered into a written settlement agreement with two parties who together hold a 60% interest in the outcome of the Litigation. These parties acquired their interests in the Litigation pursuant to a settlement agreement reached in 2010 with the principal plaintiff, Sametro Co Ltd. that was entered into the Ghana High Court at Tarkwa. Keegan's partial settlement agreement provides that the two settling parties will receive an aggregate of $1.5 million conditional primarily upon acceptance of the agreement by the Ghanaian Court and certain other conditions all of which can be waived by Keegan in its sole discretion. During the year ended March 31, 2012 Keegan made payments totaling $0.1 million and recorded a current liability of $1.4 million for the remainder of the settlement amount.

The Company continues to view the remaining litigation as without legal merit and the claim will be vigorously defended.  The Ghana Minerals Commission has also denied the allegations and filed a defense to the suit. The Company’s potential liability for damages, if any, is currently not determinable.

Project Description and Location

The Esaase Property is located in southwest Ghana, West Africa.  It is located in the Amansi East District, in the Ashanti Region, approximately 35km south west of the regional capital Kumasi (Figure 1).

Figure 1:  Location of Esaase Property

                               Source: Technical Report

The Esaase Property consists of two mining concessions, named the Esaase Concession and Jeni River Concession.  The Esaase Concession is approximately 10km in a north east direction by 4km in a north west direction covering 42.32km2.  The centre of the Esaase Concession is located at 1º 53’ west, 6º 34’ north.  The Jeni River Concession is approximately 10 km in an east west direction and 5 km in a north south direction.  The centre of the Jeni River Concession is located at 1º 98’ west 6 º 52’ north and covers an area of 49.74 km2.  The boundaries of the Esaase Concession and the Jeni River Concession have not been legally surveyed, but are described by latitude and longitude via decree (see Figure 2).

Figure 2:  Esaase Concession and Jeni Concession

                                Source: Technical Report

Mining leases to the Esaase Concession and the Jeni River Concession have been granted to Keegan by the Ministry of Mines and Energy.  The government maintains a 10% carried interest in all mining leases within Ghana, which does not occur until production (i.e. the government receives 10% of all net profits from mining operations).  The surface rights on the Esaase Property are owned by the Ashanti stool (a local ethnic group), and at the production stage the Ashanti stool may apply for the right for compensation.  The amount of the compensation is subject to the approval of the Minister of Mines in consultation with the Land Valuation Board.

The Esaase Concession and Jeni River Concession leases are classified as mining permits, which allow the company to carry out mining provided certain conditions and fee payments are maintained with the Ministry of Mines and Energy.  The Esaase Jeni River Concession lease was granted in 1990 to Jeni River Development Company Limited and the Esaase Concession lease was granted to Bonte Gold Mining in 1990.  Both the Esaase Concession and the Jeni River Concession leases are valid until September 4, 2020.  Both Jeni River Development Company Limited and Bonte Gold Mining went into bankruptcy in 2002.

The Government of Ghana is entitled to acquire a special or “golden share” in any Ghana mining company at any time for no consideration.  This special share may constitute a separate class of shares with such rights and restrictions as the Government of Ghana and the mining company may agree.  In the absence of such agreement, the special share has the following rights:  the special share is a preference share and carries no voting rights, but the holder is entitled to receive notice of and attend and speak at any general meeting of the members or any separate meeting of the holders of any class of shares;  the special share may only be issued to, be held by, or transferred to the Government of Ghana or another person acting on behalf of the Government of Ghana and duly authorized;  the written consent of the holder of the special share is required for all amendments to the organizational documents of the company, the voluntary winding-up or liquidation of the company or the disposal of any mining lease or the whole or any material part of the assets of the company;  the special share does not confer a right to participate in the dividends, profits or assets of the company or a return of assets in a winding-up or liquidation of the company;  and the holder of a special share may require the company to redeem the special share at any time for no consideration or for an amount determined by the company. Keegan Ghana has not issued or, to date, been requested to issue a special share to the Government of Ghana.

The Government of Ghana has a pre-emptive right to purchase all gold and other minerals produced by Keegan Ghana.  The purchase price would be determined by (a) agreement between Government of Ghana and Keegan Ghana, (b) the price established by any gold hedging arrangement between Keegan Ghana and any third party approved by the Government of Ghana, and (c) the publicly quoted market price prevailing for the minerals or products delivered at the mine where the pre-emptive right was exercised.

History of the Esaase Concession

The Government of Ghana by mining lease (the “Esaase Mining Lease”) dated September 4, 1990 granted the Esaase Concession to Bonte Gold Mines Limited (“BGM”) for a term of 30 years.  Subsequently, in 2003, Bonte Mines Limited, as BGM was subsequently called, went into official liquidation under Section 7 of the Bodies Corporate Official Liquidation Act, 1963 (Act 180) and the Registrar of Companies of the Republic of Ghana was appointed the Official Liquidator of BGM.  By such appointment, the Official Liquidator became legally vested with power and authority to deal with BGM assets, including the Esaase Mining Lease. The Official Liquidator, for valuable consideration, assigned the unexpired (remaining) term of the Bonte Mining Lease to Sametro pursuant to a Deed of Agreement dated July 4, 2005.

The key consideration for the assignment of the Esaase Concession by the Official Liquidator to Sametro was the agreement of Sametro to pay US$800,000 in two instalments of $400,000, the first as deposit and the last instalment of $400,000 to be paid within 12 months from the effective date of the assignment.  The Esaase Mining Lease, contains provisions for a 10% government carried interest, a 3% NSR to the government, and a 0.5% NSR to the Official Liquidator.

Subsequently, pursuant to the Option Agreement, as amended on June 1, 2006, Sametro granted Keegan the option to acquire 100% interest and title in the Esaase Concession subject to the terms and conditions of the Option Agreement, including cash payments, share issuances to be made and work obligations to be incurred by Keegan.

Under the Option Agreement, Keegan made payments of $700,000 during 2006 and 2007, including an advance payment of $200,000 due upon production at the Esaase Concession.  The advance payment was made in order to extinguish the interest of the Official Liquidator in the Esaase Concession.  Keegan also agreed to issue 780,000 common shares over a three year period, of which 40,000 shares were issued in 2006, and the balance of the shares to be issued were renegotiated under the May 29, 2007 tri-partite agreement described below.

The Option Agreement was ratified by a resolution of the Board of Directors of Sametro dated May 18, 2006.  At the material time of entering into the Option Agreement, Sametro had only paid the initial cash deposit of $400,000 to the Official Liquidator and was in default of paying the 2nd instalment amounting to $400,000.  On April 10, 2007, or thereabouts, it came to Keegan’s attention through a letter of demand from solicitors purporting to act on behalf K.O. Consortium that Sametro was indebted to one Kwame Owusu (trading under the name and style of K.O. Consortium) under a loan agreement, the proceeds of which were used to pay part of the initial deposit of $400,000, being part of the consideration for the Esaase Concession to the Official Liquidator.

The same letter from the solicitors noted that K.O. Consortium had obtained a High Court judgment enforcing the assignment of the Esaase Concession to K.O. Consortium (the creditors) upon default by Sametro to pay the debt.  To retrieve and protect its interests in the Esaase Concession, Keegan went into tripartite negotiations with K.O. Consortium and Sametro as a result of which Keegan entered into a tripartite agreement dated May 29, 2007, pursuant to which Keegan paid $850,000 to K.O. Consortium through their solicitors to liquidate the debt of Sametro and issued 40,000 common shares to Sametro, in full satisfaction of Keegan’s obligations to Sametro under the Option Agreement.

Pursuant to the tripartite agreement dated May 29, 2007 (and announced June 14, 2007 after Ministerial Approval) Sametro assigned the Esaase Concession to Keegan Ghana by Deed of Assignment (the “Deed of Assignment”) dated May 26, 2007 and stamped as No. LVB 12/91/07.  Based upon an application made by Ekow Amua-Sekyi on behalf of Sametro, the Deed of Assignment further received Ministerial approval as required by the Ghana Mining Act, 2006 (Act 703) as per letter of the Minister of Lands Forestry and Mines dated June 8, 2007.  Thereafter, Keegan, acting through Keegan Ghana, entered into possession of the Esaase Concession to commence active gold prospecting operations thereon.

In March 2008, Keegan acquired the Jeni River Mining lease for consideration of $50,000 which was paid to the BLC on behalf of Jeni River Gold Mines and $50,000 paid to the Minerals Commission of Ghana to transfer title.  The Ghanaian government retained a standard 10% carried interest and 3% NSR, and the BLC retained a 0.5% NSR on behalf of BGM.

On July 14th, 2008, Sametro issued a Writ of Summons against Keegan Ghana and the Ghana Minerals Commission in the High Court of Ghana, seeking an order setting aside the Deed of Assignment of the Esaase Concession on the grounds of fraud, a declaration that the Esaase Concession is the property of Sametro, an order for perpetual injunction directed at Keegan Ghana and the Ghana Minerals Commission from interfering with Sametro’s rights to the Esaase Concession, an order directed at the Ghana Minerals Commission to expunge from their records the Deed of Assignment which granted Keegan Ghana its ownership of the Esaase Concession plus (unspecified) damages and costs. Sametro’s basic claim is that the individual who purported to handle the Deed of Assignment, Mr. Ekow Amua-Sekyi, was either not authorised to do so by Sametro and/or that he provided a deed to Keegan Ghana and the Ghana Minerals Commission which was not in fact signed, as it was purported to be, by the Managing Director of Sametro, Mr. Samuel Gordon Etroo. It is the legal position of Keegan Ghana that Mr. Amua-Sekyi was at all material times a director and agent of Sametro in the transactions between Sametro and Keegan Ghana, and that Keegan Ghana acted in good faith without any notice of irregularity. Keegan Ghana will in part rely upon sections 139-143 of the Ghana Companies Code, 1963 (Act 179) which confers statutory protection on innocent third parties from any fraud by directors, officers, servants and agents of corporate bodies in Ghana.

Effective October 31, 2011, the Company entered into a written settlement agreement with two parties who together hold a 60% interest in the outcome of the Litigation. These parties acquired their interests in the Litigation pursuant to a settlement agreement reached in 2010 with the principal plaintiff, Sametro Co Ltd. that was entered into the Ghana High Court at Tarkwa. Keegan's partial settlement agreement provides that the two settling parties will receive an aggregate of $1.5 million conditional primarily upon acceptance of the agreement by the Ghanaian Court and certain other conditions all of which can be waived by Keegan in its sole discretion. During the year ended March 31, 2012 Keegan made payments totaling $0.1 million and recorded a current liability of $1.4 million for the remainder of the settlement amount. These amounts have been capitalized to mineral interests.

The Company continues to view the remaining litigation as without legal merit and the claim will be vigorously defended.  The Ghana Minerals Commission has also denied the allegations and filed a defense to the suit. The Company’s potential liability for damages, if any, is currently not determinable.

The Bonte Gold Mining alluvial operation resulted in a large silting of the associated drainage system utilised by the dredging operation.  Under the agreement with the liquidation committee acting on behalf of the Ghanaian Government, Keegan assumes no environmental liability to any resulting environmental liabilities arising from the operations of Bonte Gold Mines on the Esaase Concession.  On the Jeni River Concession, Keegan agreed to reclaim the tailings as part of any large scale mining operation in the drainage.

All resources and areas of more significant exploration potential defined to date lie within the area covered by the lease to the Esaase Concession and the lease to the Jeni River Concession.  Permits to explore on the Esaase Property are obtained from the EPA on a yearly basis.  Keegan currently has an EPA permit to explore up until December 31, 2010.  Keegan also has the right to mine under the existing mining leases; however, a mine plan will need to be submitted to the EPA who would subsequently issue a mining permit.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Esaase Property is accessed from Kumasi city by taking an asphalt road west 10km to the Bibiani Junction at Asenemuso and then southwest 10km to the village of Wioso.  At Wioso a secondary asphalt road is taken 8km south to the village of Amankyea then by secondary gravel roads a further 11km via the villages of Ahewerwa and Tetrem.  The Esaase Property itself is accessed by a series of secondary roads constructed either by the former Bonte Gold Mines or by Keegan.  Other parts of the Esaase Property are currently undergoing surface exploration and are accessed by both dirt roads and by footpaths.

The annual rainfall is in the range of 1500mm to 2000mm with temperatures ranging from 22°C to 36°C. A major rainy season occurs from April to July followed by a minor one from September through to October. Keegan has operated without cessation or delay throughout both rainy seasons.

The Esaase Property is drained by the Bonte River. The Bonte River is bounded on both sides by steep hills that reach heights of approximately 500mASL. The area is predominantly subsistence farmland producing mainly food crops such as plantain, corn, cassava, yam, tomatoes and some cash crop such as cocoa and oil palm. About 50% of this land is covered with secondary forest and thick brush. The valley floor has been extensively placer mined and now consists primarily of placer tailings.

The Esaase Gold Project exploration camp and surrounding villages are connected to the national electrical grid. Mobile phone communication is accessible in most parts of the concession. A satellite dish is installed at the Keegan exploration camp for internet access. The nearest medical clinic and police station are located at Toase-Nkawie, on the Bibiani Highway, 20km from the exploration camp. Hospitals and most government offices are available in Kumasi. Food and general supplies are also purchased in Kumasi. The Project is in an area well serviced by the Ghana national power grid with at least two alternate points of supply within a 50km radius of a potential plant site.

Ghana has a mature mining industry that has resulted in the local availability of both skilled and unskilled personnel.

History

The Bonte area has a long history of artisanal mining, associated with the Ashanti Kingdom. There is also evidence of adits driven by European settlers, between the period 1900 to 1939, although no documented records remain of this activity.

Drilling was conducted on the Bonte river valley alluvial sediments during 1966 and 1967 to determine alluvial gold potential. In 1990, the Bonte mining lease was granted to Akrokerri- Ashanti Gold Mines (AAGM) and was later transferred to BGM, a local subsidiary of AAGM. BGM had reportedly recovered an estimated 200,000oz of alluvial gold on the Esaase concession and another 300,000oz downstream on the Jeni River concession, prior to entering into receivership in 2002. It should be noted that previous placer gold production is of no relevance to Keegan’s exploration and development program, which are entirely focused on the discovery of hard rock resources on the Esaase Property.

The Esaase mining concession, including the camp facilities at Tetrem, was bought from the BLC by Sametro Company Limited, a private Ghanaian company. In May, 2006, Keegan signed a letter of agreement with Sametro to earn 90% of the Esaase mining concession over a 3 year period of work commitments and option payments. The government of Ghana retains the remaining 10%.

Since mid 2006, Keegan has undertaken an aggressive exploration program combining soil geochemistry and IP geophysical surveys followed by diamond and reverse circulation exploration and resource drilling.

Geological Setting

The geology of Ghana is comprised predominantly of rocks of the Birimian (2.17-2.18Ga) and to a lesser extent of units of the Tarkwaian (2.12-2.14Ga, after Davis et al. 1994).

The Birimian consists of narrow greenstone (volcanic) belts, which can be traced for hundreds of kilometres along strike but are usually only 20 to 60km wide, separated by wider basins of mainly marine clastic sediments. Along the margins of the basins and belts there appears to be considerable interbedding of basin sediments and volcanoclastic and pyroclastic units of the volcanic belts. Thin but laterally extensive chemical sediments (exhalites), consisting of cherts, fine-grained manganese-rich and graphitic sediments, often mark the transitional zones. The margins of the belts commonly exhibit faulting on local and regional scales. These structures are fundamentally important in the development of gold deposits for which the region is well known.

The Tarkwaian rocks, on the other hand, consist of a distinctive sequence of metasediments (quartzite, conglomerate and phyllite) occurring within a broad band along the interior of the Ashanti Belt. They host important paleoplacer gold deposits in the Tarkwa district. Equivalent rock types occur in other belts of the region but in relatively restricted areas. In the type locality at Tarkwa, the sequence is in the order of 2.5km thick, whereas in the Bui belt, comparable units are about 9km thick sediments that mark a rapid period of erosion and proximal deposition during the late-stage of an orogenic cycle.

All of the Birimian sediments and volcanics have been extensively metamorphosed; the most widespread metamorphic facies appears to be greenschist, although in many areas, higher temperatures and pressures are indicated by amphibolite facies.

Multiple tectonic events have affected virtually all Birimian rocks with the most substantive being a fold-thrust compressional event (Eburnean Orogeny) that affected both volcanic and sedimentary belts throughout the region and to a lesser extent, Tarkwaian rocks. For this reason, relative age relations suggest that final deposition of Tarkwaian rocks took place as the underlying and adjacent volcanic and sedimentary rocks were undergoing the initial stages of compressional deformation. Studies in the western part of the region (Milesi et al., 1992) have proposed several separate phases of folding and faulting suggesting a change in stress direction from northeast to southwest, to north to south. However, a regional synthesis by Eisenlohr (1989) has concluded that, although there is considerable heterogeneity in the extent and styles of deformation in many areas, most of the structural elements have common features, which are compatible with a single, extended and progressive phase of regional deformation involving substantial northwest-southeast compression.

Project Geology

The structural architecture of the Esaase area is dominated by fold-thrust patterning followed by a late stage strike-slip deformation event. Open to tight, northwest-dipping (axial planes strike (020o to 035o), northeast plunging (30o to 70o) folds are asymmetric and climb to the southeast. Folds tighten and deformation increases systematically to the southeast as shear zones are approached. This patterning repeats itself on the 10m to 100m scale. Folding in the deformed siltstone/shale package is open to tight, locally approaching isoclinal. Fold orientation ranges from upright to moderately inclined with dips to the northwest. Folds are asymmetric and climb to the southeast, consistent with regional interpretations of tectonic transport to the southwest. The fold limbs steepen as high strain zones (shears/thrust faults) are approached from the northwest. Within these shear zones a shear commonly shows low or lesser strain and repeats the pattern of low to high strain at the next shear. This pattern repeats itself at many scales (micro to macro), but for mapping purposes it is typically on the 10m to 50m scale. These northeast striking, northwest-dipping syn-kinematic shears, which roughly parallel fold axial planes appear to demarcate zones of mineralisation. In many (but not all) instances, the basal shear/thrust, divides the more deformed, altered, mineralised and electrically conductive siltstone shale unit in the hanging wall from the more massively bedded and less deformed sandstone/greywacke in the footwall. It is common to see broken rock, often carbonaceous, at or near this basal contact indicating likely late brittle faulting. As fault planes cannot be measured on these surfaces, their orientation cannot be clearly determined; thus it cannot be conclusively determined whether this fault or series of fault provide a conclusive footwall boundary. The resistivity contrast provides the best evidence for this contact on a property wide scale and consistent gold assays provide the best evidence on a sectional scale (Klipfel, 2009).

The metasediments are intruded post-kinematically by dikes and small stocks of intermediate to felsic composition, i.e. tonalite to granodiorite. In the southern portion of the deposit, these intrusions are intensely brecciated and mineralised and occur at or near the footwall of mineralisation and are themselves mineralised (Klipfel, 2009).

The existence of a weathering profile on the Esaase Property is strongly influenced by topography (Figure 7.2_4). The typical weathering horizon in tropical settings in West Africa consists of laterite (+- duracrust), saprolite, oxidised bedrock, and bedrock (there is often a gradational zone, “saprock” between the saprolite and oxidised bedrock. At the higher elevations at Esaase, the laterite and saprolite, and much of the saprock has been weathered away, leaving behind oxidised bedrock. At intermediate elevations the weathering profile is mostly intact and may be covered by transported colluvium. At the lowest elevations, the entire profile is covered by either alluvium or residual tailings from previous alluvial operations (Klipfel, 2009).

Mineralization

Gold Mineralisation on the Esaase Property occurs in quartz - carbonate veins hosted within parallel NE trending, moderately to steeply west dipping bodies of extremely deformed siltstone shale. One form of disseminated alteration most commonly noted in oxidised rocks is quartz-sericite-pyrite (QSP) alteration. This alteration type is not distinctly different in coloration in fresh core and is thus difficult to detect in that state. Surface weathering converts the sericite to white kaolinite creating a bright white color alteration distinguishable even at great distance when exposed in trenches, road cuts, and drill pads. At closer scale, pyrite pseudomorphs can be distinguished. The second stage consists of pervasive carbonate alteration in the form of carbonate porphyroblasts, particularly after andalusite in phyllitic rocks. Carbonate flooding is more prevalent in siltstone where precursor andalusite porphyroblasts did not form (Klipfel, 2009).

As previously mentioned in Section7, quartz veining occurred within the mineralisation envelopes over most of the duration of the extensive fold and thrust and strike slip deformation events. Four stages of veins can be identified. These include an early unmineralised quartz only vein stage which has undergone deformation and brecciation. A second vein stage consists of myriad fine spider-web-like quartz-carbonate veins. These veins are also early and are consistently deformed and offset. The third stage consists of quartz-carbonate±sulfide veins with visible free gold. The associated sulfide is generally pyrite, but up to 15% of it can be chalcopyrite and minor arsenopyrite variably occurs as well. Finally, late stage post-mineral calcite veins crosscut all previous features (Klipfel, 2009).

Veins that contain visible gold overwhelmingly strike (350o to 020o), have sub vertical dips and are either planar or S-shaped. Thus they are oblique in orientation to the overall strike and dip of mineralisation and appear to be bounded by aforementioned thrust faults and can thus be described as en echelon vein sets form en-echelon sets. As previously describe in Section 7, they likely were emplaced during a transition from fold thrust deformation to left lateral strike slip deformation (see Figure 7.2_3; Klipfel, 2009).

Exploration

No modern-style lode exploration was completed on the Esaase Property prior to the commencement of exploration by Keegan in mid 2006.  Since mid 2006, Keegan has undertaken an aggressive exploration program combining soil geochemistry, Induced Polarization (“IP”) geophysical surveys, VTEM airborne geophysics,  followed by trenching, diamond and reverse circulation exploration, and resource drilling.

Soil Sampling Program

Keegan commenced a soil sampling program upon acquisition of the Esaase Concession in June 2006 and has received assay results from over 4,000 soil samples. Sampling was undertaken on NE oriented lines spaced 100-400 metres apart with samples taken at 25 metre intervals along the lines. This program extended the initial soil sampling completed in March 2006 as part of initial due diligence on the concession. After the acquisition of the Jeni River Concession, Keegan expanded its soil program to the Jeni River Concession and has obtained over 2,100 samples from this concession using an identical sampling regime. Soil samples were obtained wherever there was not obvious alluvial disturbance or alluvial material and care was taken to sample below the organic horizon. The material below the organic horizon on ridge tops or steep slopes from higher elevations is weathered bedrock, whereas that taken nearer to the alluvial creek bottoms is underlain by colluvium, laterite, and/or saprolite. Drilling and trenching indicate that soil samples from weathered bedrock, on average, have gold levels within an order of magnitude of the underlying rock values. Soil samples from non bedrock sources (ie alluvial) tend to have much lower gold values than the underlying bedrock. As a result of this observation, Keegan has begun an auger sampling program in order to get samples at (or at leaser closer to) the bedrock/soil interface. Based on the provided information, it is Coffey Mining’s opinion that the samples are representative and that there are no factors that have resulted in sample bias.

Geophysical Programs

An IP program was completed in 2006 which successfully identified significant faults that are interpreted as significant mineralisation boundaries. In order to identify other such structures, Keegan contracted Geotech Ltd to perform an airborne VTEM geophysical program on the Esaase Property. The survey was carried out during the period October 11, 2007 to October 25, 2007. The principal geophysical sensors included Geotech’s versatile time domain electromagnetic system (VTEM). Ancillary equipment included a GPS navigation system and a radar altimeter. A total of 2,266 line-km were flown. In-field data processing involved quality control and compilation of data collected during the acquisition stage, using the in-field processing centre established in Ghana. The survey was flown at nominal traverse line spacing of 200m. Flight line directions were N130°E/N50°W. The helicopter maintained a mean terrain clearance of 122m.

The data was processed and interpreted by Condor Consulting, Inc., who performed AdTau time constant analysis on line data in order to determine the best time delay channels to use. Condor performed Layered Earth Inversions (LEI), generated depth slices for the survey and characterised the 2D and 3D nature of the survey.

Drilling

Drilling at the Esaase Gold Project has been managed by Keegan and Coffey Mining geologists and to date has been constrained mainly to the northwest striking main gold- bearing structures in the Esaase Concession, although targets have been drilled on the Jeni Concession as well (see Figure 10.4.1). Surface Reverse Circulation (‘RC’) and Diamond Core (‘DC’) drilling has been completed at the project. The ongoing drill program is designed to test the mineralised corridor delineated from soil sampling, trenching, drilling and geophysical interpretations. The initial 14 diamond drillholes were completed by Eagle drilling contractors with the remainder completed by Geodrill contractors. Both of these drilling companies are reputable Ghana based companies providing RC and Diamond drilling services consistent with current industry standard. Table 10.1_1 summarises pertinent drilling statistics for all holes drilled at the Esaase Gold Project at the time of commencement of the resource estimate study (13th June 2011). A total of 1201 drillholes have been completed of which 915 of these drillholes (in the currently defined resource area) were used for the resource estimation study.

	Table 10.1_1
	Esaase Gold Project
	Summary Drilling Statistics
Type	Number	Type	Metres
RC Holes	786	RC metres	119,046
RC pre-collars with Diamond tails	297	RC pre-collar with Diamond tail metres	93,444
Diamond holes	106	Diamond hole metres	23,369
Water wells	13	DTH metres	1,401
Total Drillholes	1201	Total metres drilled	237,260

Drilling Procedures

Accuracy of Drillhole Collar Locations

Drillhole collars were surveyed by a Coffey Mining surveyor utilising a Thales Promark 3 DGPS unit. This unit was validated as returning sub centimetre accuracy when compared to the topography pickup completed by Coffey Mining using a Geodimeter 610S total station. These instruments have an accuracy of better than 1cm and are considered conventional.

Downhole Surveying Procedures

Drillholes were surveyed on approximately 50m downhole intervals, using a Reflex EZ-Shot®, an electronic single shot instrument manufactured by Reflex of Sweden.

These measurements have been converted from magnetic to UTM Zone 30 North values. The factor used to convert between the two grids is -5 degrees.

Reverse Circulation Drilling Procedures

Keegan supervised RC and diamond drilling was completed by Geodrill using a UDR KL900-02 multipurpose track mounted rig. RC rods were 41⁄2 inch diameter and the drill bit used was a standard 140mm diameter face sample hammer.

Diamond Drilling Procedures

The initial 14 diamond drillholes (HQ and NQ diameters) were completed by Eagle Drilling using a Longyear 38 skid mounted diamond drill. The Geodrill rig utilised in the RC drilling is multipurpose and completed the remaining diamond component of drilling also. The core was oriented by a combination of the spear technique, Ezimark orientation device and Reflex ACT II electronic orientation system.

Summary Results

It is not practical to include a listing of all sample results, as a total of 213,905 RC samples and diamond core samples have been collected to date.

Drilling Orientation

The vast majority of drillholes in the west dipping Esaase mineralisation were collared at an orientation of approximately 100°(UTM). A small number of holes were drilled towards approximately 300°.

Accuracy and reliability of results

There is no identified drilling, sampling, or recovery factors that materially impact the accuracy and reliability of the results of the drilling programs in place at Esaase.

Topographical Control

Topography has been generated from a Total Station survey completed by Coffey Mining surveyors in 2007. This topography is to an accuracy of +/-30cm and compares well with the drillhole collar survey data. Coffey Mining considers the topography to be of high confidence.

Sampling and Analysis

RC Sampling and Logging

RC drill chips were collected as 1m intervals downhole via a cyclone into PVC bags, and then weighed prior to splitting.

The collected samples were riffle split using a three tier Jones riffle splitter. A final sample of approximately 3kg was collected for submission to the laboratory for analysis. All 1m interval samples were analysed.

RC chip trays were systematically compiled and logged with all bulk rejects being stored at the Keegan exploration camp in Tetrem.

Diamond Core Sampling and Logging

The sampling of the core was subject to the discretion of the geologist completing the geological logging. Initially, nominally 2m intervals were taken unless geological features were identified requiring smaller intervals. After December 2006, nominally 1m intervals were taken. 3.4% of diamond core sampling was submitted as whole core with 90.7% submitted as half core and the remaining 5.9% submitted as quarter core.

It should be noted that these sampling intervals are much smaller than the true width of overall mineralised zones, which is variable throughout the deposit, but is typically in excess of 30m.

After the marking out of the required interval, the core was cut in half by electric diamond blade core saw. The cut is made 1cm to the right (looking downhole) of the orientation line with the left side being retained and the other half broken up for assay.

In the upper oxide zone, where the core was too friable for diamond saw cutting, the procedure was to dry cut or cleave the core.

Core structure orientations were routinely recorded to assist in determining the controls on mineralisation, in establishing a reliable geological model for resource estimation, and to provide additional geotechnical information to determine likely blast fragmentation and pit stability characteristics.

The core is transferred from the trays and pieced together on a V-rail (angle iron) rack and the orientation line (bottom of hole), determined by the orientation tool recorded during drilling, is drawn along the entire length of the assembled core.

Geotechnical logging has recorded percentage core recovery, lithology, weathering and oxidation, rock strength, RQD percentage and rock defects including frequency, orientation, type and characteristics. A set of approximately 28 oriented core HQ3 core holes have been drilled radially outward from within the deposit through depths beyond an assortment of potential pit wall limits.

Sample Recovery

Sample recovery for RC drilling was noted as very good and averages approximately 34kg per metre drilled. Bulk sample weights (on a per metre basis) have been recorded in the database for approximately two thirds of all RC samples drilled.

Sample recovery in Diamond holes was very good although recoveries for core from the moderate to highly weathered saprolite and highly fractured and brecciated zones returned poor recoveries. Keegan utilised HQ3 drilling to minimise the core loss in the weathered zones.

Sample Quality

The sampling procedures adopted for drilling are consistent with current industry best practise. Samples collected by diamond coring within the highly weathered zones are of moderate quality, with the remainder being high. Sample recoveries and quality for the RC drilling are high with drilling switching to diamond core once wet samples were noticed.

Dedicated drillhole twinning of the DC drilling and RC drilling has been completed by Keegan to determine if any negative bias has resulted in the DC drilling due to the use of water. A number of the DC holes had poor recovery in the highly weathered zone and there exists potential to wash the fine gold associated with the fractures and veining and therefore underestimate the gold content. Four DC and RC drillhole pairs are suitable for comparison and results indicate comparable intervals of mineralisation with broadly equivalent grades between DC and RC drilling. It is concluded that no bias exists between the DC and RC drilling. Graphical representation of the twinned drilling is presented in Appendix D.

RC field duplicate samples are routinely collected to allow assessment of the field sampling error (or bias) once the laboratory error, determined from analysis of pulp duplicates, has been subtracted. Acceptable reproducibility has been identified during an assessment of RC field duplicate data generated and no distinct bias is evident.

Preparation and assaying of samples from the Esaase deposit has been carried out at three independent laboratories:

●	SGS Tarkwa (SGS) (from October 2006).

●	Transworld Tarkwa (TWL) (from April 2007).

●	ALS Kumasi (ALS) (from November 2008).

Keegan QAQC

Keegan Field Standards and Blanks

A total of 34 Certified Standards and one blank have been included in sample batches sent to TWL, ALS and SGS. Standards have been sourced from Geostats Pty Ltd and CDN Resource Standards and cover an appropriate grade range. Keegan routinely assesses the standards analysis data and any batches that display inappropriate bias are re-assayed at Keegan’s request. A total of 28,275 assays were available for analysis. Where identifiable, outliers to the data which are obviously a misplaced standard have been removed from the data before analysis.

Results show a moderate positive bias of up to 6.09% for Transworld Laboratories. There is no relationship between grade and bias. One standard shows negative bias of -5.22%.

Blind standards analysis at SGS shows a spread of bias with one standard displaying a significant negative bias of up to -8.41%. In addition, one standard shows a positive bias of 6.93%. Again, there is no relationship between grade and bias.

Blind standards analysis at ALS shows a spread of bias from -4.18% to 3.42%. One standard, G396-5 displays positive bias of 12.45% however this is based on only 3 analyses and is therefore discounted. Standard G302-2 shows a negative bias of -6.53%, again this is based on only 3 analyses and is therefore discounted. It is observed that in general, negative bias is apparent at lower grades (<1g/t Au) and positive bias up to is seen in higher grade samples. Bias is considered low overall.

Keegan Field Duplicates

Field duplicates totalling 1,567, 7,093 and 2,802 have been sent to TWL, ALS and SGS respectively. Diamond core field duplicates consist of a portion of the “coarse rejects” obtained after the crushing stage. RC field duplicates consist of a second sample split from the reject sample in the field. Only assays returning values greater than ten times the detection limits (>0.1ppm Au) and less than 5g/t Au have been considered in the analysis.

Results for TWL, SGS and ALS show equivalent means and acceptable precision for both RC and diamond core samples.

Keegan Assay Resplits (Umpire)

In January and February 2007 a total of 1,197 RC samples were re-split and sent for analysis at SGS Tarkwa (TWL was the primary laboratory for the initial analysis). Only assays >0.1g/t Au are considered in the analysis and a total of 481 assay pairs are available for analysis. Results show a significantly lower mean (by 15.6%) for analysis completed at SGS (although this is significantly reduced if outliers to the data are removed). Review of the standards analysis indicates better accuracy was achieved by SGS Tarkwa.

Subsequent batches of resampled drillcore and RC chips (primary lab TWL) sent in July and November 2008 to Genalysis, Perth have provided 232 drillcore assay pairs and 346 RC assay pairs >0.1g/t Au for assessment. Results demonstrate an acceptable degree of precision however the second or umpire mean is significantly lower in the case of both drillcore and RC chips. Again this is significantly reduced if outliers to the data (>10ppm Au) are removed. This suggests a minor potential issue regarding accuracy based on this data.

SGS Tarkwa has been utilised as a primary laboratory for the project between February 2007 and December 2008 and umpire samples have subsequently been sent to Genalysis of Perth for umpire analysis. Only assays >0.1g/t Au are considered in the analysis and a total of 148 drillcore and 648 RC assay pairs are available for analysis. Results show equivalent assay means for the RC pairs, however a significantly lower mean is recorded for the umpire drillcore assays (2.79ppm Au vs 2.34ppm Au). If outliers to the data (>10ppm Au) are removed a significant convergence of the two means is demonstrated, however the umpire assay mean is still lower. Precision is acceptable for both RC and drillcore data, although accuracy is slightly problematic for the drill core based on this data.

ALS Kumasi has been utilised as a primary laboratory for the project since December 2008 and umpire samples have subsequently been sent to Genalysis of Perth for umpire analysis. Only assays >0.1g/t Au are considered in the analysis and a total of 475 drillcore and 650 RC assay pairs are available for analysis. Results demonstrate equivalent means and acceptable precision and accuracy for both data types.

The means of the assay pairs between TWL and Genalysis show high bias for TWL, a finding which is supported by Standards analysis and therefore indicates greater relative precision and accuracy at Genalysis.

Security of Samples

The close scrutiny of sample submission procedures by Keegan technical staff, and the rapid submission of samples from drilling for analysis, provides little opportunity for sample tampering. Equally, given the umpire assaying via an external international laboratory and the regular ‘blind’ submission of international standards to both the primary and umpire assay facilities, any misleading analytical data would be readily recognised and investigated.

Current Keegan sampling procedures require samples to be collected in staple closed bags once taken from the rig. They are then transported to the Esaase camp to be picked up by the laboratory truck. The laboratory truck then takes them to the laboratory directly.

Reference material is retained and stored at the Keegan exploration camp at Esaase, as well as chips derived from RC drilling, half-core and photographs generated by Diamond drilling, and duplicate pulps and residues of all submitted samples. Assessment of the data indicates that the assay results are generally consistent with the logged alteration and mineralisation, and are entirely consistent with the anticipated tenor of mineralisation.

Mineralogy

Gold mineralisation from the North Zone, South Zone and Deep Zone of the Project was examined by Giovanni Di Prisco of Terra Mineralogical Services.

Two main pulses of gold mineralisation were identified. It is believed that at an early stage, gold was deposited simultaneously to sulphides (mainly arsenopyrite and pyrite). This resulted in a pulse of fine to extremely fine gold particles occurring predominately as inclusions in arsenopyrite and also in pyrite. In addition, the grouping of very fine to extremely fine grained gold particles in arsenopyrite (spray of particles from ~ 5μm down to <0.2μm) strongly suggests that sub-microscopic bleb inclusions of gold in arsenopyrite also exist in the Esaase deposit. A second pulse of gold mineralisation was deposited post (main) sulphide phase and occurs predominately at gangue grain boundaries and along fractures cutting through silicate host rocks and sulphides. This second phase of gold mineralisation is markedly coarser (commonly >20μm) and carries the bulk of the gold mass observed in the Esaase samples.

The main location of gold deposition occurs at selvages of quartz – iron carbonate veins cutting though the host rocks.

Native gold is by far the main gold carrier in the Esaase deposit (>99.5%). Very minor to trace amounts of electrum, native silver, and gold-silver telluride were also identified.

Overall, the majority of gold particles (by volume) occur at mineral grain boundaries and along fractures. Gold particles chiefly occur along mineral textures that would readily open under grinding stress (grain boundaries, fracture infills). Nevertheless, it was observed that there are substantially more gold particles occurring locked in sulphides in the samples from the South zone (approximately 20% inclusions) than in the North Zone (approximately 2% inclusion).

In the North Zone and Deep Zone, the majority of gold particles are intergrown with silicate gangue. Lesser amounts occur intergrown with sulphides (mainly pyrite and arsenopyrite), and only minor amounts with Iron carbonates. In the South Zone the main mineral association of gold particles is with sulphide gangue.

Most (more than 75%) of the gold particles identified in the North Zone and South Zone present a recalculated diameter finer than 5μm, whereas gold particles with a recalculated diameter coarser than 25μm account for only approximately 3% of all the identified particles. Yet, these 3% particles coarser than 25μm account for close to 75% of the gold volume observed. In the Deep Zone approximately 90% of the gold volume observed is contained in particles with recalculated diameter coarser than 25μm. This indicates that gold mineralisation at the Project is particularly well suited for recovery using gravity processes.

Metallurgical Testing

Three metallurgical test programs were completed and incorporated into the PFS, with metallurgical testwork on-going in preparation of the Definitive Feasibility Study (DFS).

The Phase 1 test program was completed in 2008, whilst the Phase 2 program was completed in 2009. The Phase 3 program, utilising PQ core was completed in 2010.

Testwork has largely been focused on the following areas:
●	Mineralogical investigation
●	Metallurgical response
●	Variability testing along the strike and at varying depths within the deposit
●	Gravity concentration
●	Reagent scoping tests and optimisations
●	Preg-robbing assessment
●	Comminution
●	Leach time optimization
●	Tailings grading and elemental analysis
●	Flowsheet development

During Phase 1 and Phase 2, ore mineralisation was classified into three main types based on rock alteration and degree of weathering. They were:

●	Oxide for strongly oxidised material found near the topographic surface;
●	Transition for weakly oxidised material; and
●	Fresh for unoxidised material located beneath the zone of weathering.

Mineralised core intervals were selected based on gold grade and weathering classification. The lengths were chosen to represent potentially mineable intervals. The average grade of the interval selected was at or above the lower cutoff grade, commonly near the average grade of the deposit, and within the oxide, transition or fresh zones. Two metres of core were added to either end of a given interval to provide information on the bounding low grade or waste rock, which would be practically included in a bulk mining operation. No direct correlation has been found between lithology and mineralised grade and distribution. Mineralisation cuts across lithological boundaries and consists primarily of:

●	Fine gold associated with sulphide mineralisation within shales or at lithology contacts; and
●	Coarse gold associated with cross-cutting quartz carbonate veins.

The Phase 3 metallurgical testing program began with the three PQ core master composites to establish the optimum baseline conditions, including particle size, gravity separation, leaching/CIL and solid liquid separation parameters. Variability testing was then performed on composited intervals from all three sample groups, PQ core, HQ core assay rejects and RC drills cuttings.

Extractive metallurgical testing investigated three related flowsheets. The base flowsheet was gravity / CIL, as tested during previous metallurgical campaigns. The additional flowsheets built on the gravity / CIL flowsheet, adding either an additional gravity separation or flotation concentration steps to improve gold recovery. The flowsheets investigated include:

●
Gravity / CIL flowsheet, which simulated grind, centrifugal concentration in the grinding circuit and CIL leaching of the gravity tailing. The gravity concentrate was subjected to high intensity cyanidation. This was the base case flowsheet.

●
Enhanced gravity separation flowsheet, which simulated grind, centrifugal concentration in the grinding circuit, spiral concentration of the cyclone overflow (gravity tailing), regrind of the spiral concentrates and CIL leaching of the combined reground concentrate and gravity tailing.

●
Flotation flowsheet, which simulated grind, centrifugal concentration in the grinding circuit, flotation of the cyclone overflow, regrind of the flotation concentrates and CIL leaching of the combined reground flotation concentrates and gravity tailing.

Key drivers in the selection of the flowsheet are:

●	The ore contains coarse free gold, which is amenable to gravity concentration;
●	The ore contains organic carbon, with significant gold loading or preg-robbing characteristics; and
●
The ore contains a high specific gravity component, including the minor amounts of sulphide minerals pyrite and arsenopyrite, which include fine gold that is not liberated at typical grind sizes and consequently does not leach to completion under standard CIL circuit operating conditions.

Whilst testwork during Phase 1, Phase 2 and the initial stages of Phase 3 focused on determining the most favourable design parameters utilising a conventional flowsheet comprising primary and secondary grinding, gravity separation using a centrifugal concentrator and leaching of the gravity tail via carbon-in-leach (CIL) to minimise preg-robbing by organic carbon present in the ore, further Phase 3 testwork focused on applying the gravity concentration / CIL flowsheet to individual drill intercept samples to define metallurgical performance variability across the deposit.

An additional step was introduced into the testwork procedure at this time to reduce the high mass recovery to concentrate generated by the laboratory Knelson Concentrator. This change in procedure resulted in the identification of a high specific gravity, and/or sulphidic component of the ore containing very fine gold that is attached to, or encapsulated within sulphide minerals such as arsenopyrite. This gravity concentrate material had been treated successfully using intensive cyanide leaching but, due to the physical deportment of the gold within it, standard CIL leach conditions failed to achieve the target residue grade. Testwork has demonstrated that incorporation of an additional gravity concentration step into the flowsheet with regrinding of this gravity concentrate prior to conventional CIL successfully addresses this issue, generating the low leach residue grades reported during Phase 1 and Phase 2 testwork.

Flotation testwork has demonstrated that producing a throw-away tail is possible in a single roughing stage when processing fresh material. However, it appears likely that leaching of the flotation tail would be necessary to achieve optimum gold recovery from oxide and transition material. Consequently, incorporation of flotation into the flowsheet was ruled out.

Mineral Processing

Based on testwork completed to date, adoption of the following flowsheet was recommended for the PFS:
●	Primary crushing;
●	Grinding circuit comprising primary (SAG) and secondary (Ball) mills;
●	Recovery of free gold from the cyclone feed stream by centrifugal concentrators;
●	Gold recovery by intensive cyanide leaching of concentrate produced by the centrifugal concentrators;
●	Recovery of the high SG fraction from cyclone overflow using spiral concentrators;
●	Regrinding of spiral concentrate to a P80 of approximately 20 μm;
●	Gold recovery from spiral tails and reground spiral concentrate in a conventional carbon- in-leach (CIL) circuit;
●	Split AARL carbon elution; and
●	Detoxification of residual cyanide in CIL tailings using the Inco Air-SO2 process.

MINERAL RESOURCE ESTIMATES
Cautionary Note to U.S. Investors Concerning Estimates of Indicated Mineral Resources. The following paragraph and accompanying table refers to “indicated mineral resources”.  We advise U.S. investors that while this term is recognized and, in certain circumstances, required by Canadian securities regulations (under National Instrument 43-101 - Standards of Disclosure for Mineral Projects, as adopted by the Canadian Securities Administrators), it is not recognized by the U.S. Securities and Exchange Commission.  The estimation of “indicated mineral resources” involves greater uncertainty as to their economic feasibility than the estimation of proven and probable reserves.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.
Cautionary Note to U.S. Investors Concerning Estimates of Inferred Mineral Resources. The following paragraph and accompanying table below also refers to “inferred mineral resources”.  We advise U.S. investors that while this term is recognized and, in certain circumstances, required by Canadian securities regulations (under National Instrument 43-101 - Standards of Disclosure for Mineral Projects, as adopted by the Canadian Securities Administrators), it is not recognized by the U.S. Securities and Exchange Commission. The estimation of “inferred mineral resources” involves far greater uncertainty as to their existence, economic viability and legal feasibility than the estimation of other categories of resources.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian securities legislation, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, or economic studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

Coffey Mining has estimated the Mineral Resource for the Esaase Gold Project as at 1st August 2011. All grade estimation was completed using Multiple Indicator Kriging (‘MIK’) and Ordinary Kriging (‘OK’) for gold. This estimation approach was considered appropriate based on review of a number of factors, including the quantity and spacing of available data, the interpreted controls on mineralisation, and the style and geometry of mineralisation. In the case of the Main and South Domains, MIK was chosen as the estimation method as the mineralisation has been interpreted as a thick, tabular continuous horizon of mineralisation with a highly variable gold grade distribution and a relatively large number of drillhole intersections. Within these domains higher grade veins are emplaced in a lower grade background and the individual mineralisation boundaries of these high grade veins can be difficult to define. MIK has therefore been chosen as an appropriate grade estimation method to adequately define the mineralisation.

OK has been chosen as an appropriate grade estimation method for the other interpreted domains as overall, they are thinner mineralised bodies with less drillhole intersections and sharper margins to the mineralised bodies. The estimation was constrained with geological and mineralisation interpretations.

A summary of the estimated resources for the Esaase Gold Project is provided in Table 14.12_1 below. The preferred lower cutoff grade for reporting is 0.4g/t Au.

		Table 14.12_1
		Esaase Gold Project
Multiple Indicator Kriging Estimate (8mE x 10mN x 5mRL Selective Mining Unit) with Ordinary Kriging Estimate (20mE x 20mN x 10mRL and 20mE x 40mN x 10mRL Parent Cells)

	Lower Cutoff Grade (g/t Au)	Tonnes (Mt)	Average Grade (g/t Au)	Ounces (Kozs)
	0.3	5.34	1.2	200
	0.4	5.03	1.2	196
	0.5	4.66	1.3	191
Measured	0.6	4.21	1.4	183
	0.7	3.73	1.4	173
	0.8	3.26	1.5	162
	0.9	2.83	1.7	150
	1	2.44	1.8	139
	0.3	102.90	1.1	3,543
	0.4	93.71	1.1	3,441
	0.5	83.03	1.2	3,288
Indicated	0.6	72.04	1.3	3,096
	0.7	61.67	1.5	2,882
	0.8	52.51	1.6	2,663
	0.9	44.72	1.7	2,451
	1.0	38.14	1.8	2,251
	0.3	50.04	1.0	1,598
	0.4	45.90	1.1	1,553
	0.5	40.54	1.1	1,476
Inferred	0.6	34.82	1.2	1,375
	0.7	29.39	1.3	1,262
	0.8	24.79	1.4	1,153
	0.9	20.61	1.6	1,039
	1.0	17.12	1.7	932
Note: Appropriate rounding has been applied.

Third party database verification, grade shell geometry, variography, and multiple indicator and ordinary kriging were executed out of the Perth office of Coffey Mining.

All grade estimation for the resource estimates on the Esaase Property was completed using Multiple Indicator Kriging for gold.  This estimation approach was considered appropriate based on review of a number of factors, including the quantity and spacing of available data, the interpreted controls on mineralization, and the style of mineralization.  The estimation was constrained with geological and mineralization interpretations.  The 2011 Resource Estimates was based on the available exploration drillhole database which was compiled by Coffey Mining Pty Ltd., and the database was reviewed and validated by Coffey Mining Pty Ltd.  Data included samples from extensive trenching, but only the RC and diamond drilling sample data were included for use in the modelling process.

Samples were composited to 3m down-hole lengths with residual intervals less than 1.5m length being deleted from the composite file.  Prior to deletion of composites less than 1.5m, statistical analysis was undertaken to determine the impact on mean gold grades.  Deletion of these composites was deemed to have negligible impact on mean grades and was therefore appropriate.  The resulting file contained 13,496 composites with gold grades within mineralized domains.

The 2011 Resource Estimates were classified as indicated or inferred resources based on the confidence levels of the key criteria that were considered during the resource estimation, including drilling techniques, logging, drill sample recovery, sub-sampling techniques and sample preparation, quality of assay data, verification of sampling and assaying, location of sampling points, data density and distribution, database integrity, geological interpretation, rock dry bulk density, estimation and modeling techniques, and mining factors or assumptions (Multiple Indicator Kriging; 8mE x 10mN x 2.5mRL Selective Mining Unit).

MINERAL RESERVE ESTIMATES

This section provides a summary of the methodology used and the economic criteria applied to derive at the Mineral Reserves as tabulated in this section.

The Mineral Reserves were determined as part of the PFS that was completed in September 2011. The PFS was based on an update of the Mineral Resources as of 1st August 2011.

The PFS was based on mine planning work that was undertaken utilising the Measured and Indicated Resources only. This Reserve estimate has been determined and reported in accordance with Canadian National Instrument 43-101, ‘Standards of Disclosure for Mineral Projects’ of June 2011 (the Instrument) and the classifications adopted by CIM Council in November 2010.

The Mineral Reserve was based on a cutoff of 0.4g/t Au and was determined as of September 1, 2011.

			Table 15.4_1
			Esaase Gold Project
			Summary Mineral Reserve Estimate
			(As of 1 September 2011)
			Mineral Reserves
Deposit		Proven			Probable			Total
	Tones (Mt)	Grade (g/t)	Insitu Au (koz)	Tonnes (Mt)	Grade (g/t)	Insitu Au (koz)	Tonnes (Mt)	Grade (g/t)	Insitu Au (koz)
Esaase	5.1	1.2	199	74.3	1.1	2,685	79.4	1.1	2,884

The reported Mineral Reserves have been compiled by Mr Harry Warries. Mr Warries is a Fellow of the Australian Institute of Mining and Metallurgy and an employee of Coffey Mining Pty Ltd. He has sufficient experience, relevant to the style of mineralisation and type of deposit under consideration and to the activity he is undertaking, to qualify as a Qualified Person as defined in the CIM Definition Standards, as well as a Competent Person as defined by the ‘Australasian Code for Reporting of Mineral Resources and Ore Reserves’ of December 2004 (“JORC Code”) as prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, the Australian Institute of Geoscientists and the Minerals Council of Australia.

A number of factors may materially affect the reserve estimates. These factors include, but are not limited to, environmental, permitting, legal, title tax, socio-economical, marketing and political, economical or other factors. In the case of the Project, most of these factors are well understood and have been described in other sections of this report.

Nevertheless, it is noted that the economic parameters that have an impact on the revenue stream of the Project, have the largest impact on the Project economic viability. The three parameters identified that adversely affect the revenue stream of the Project the most are listed below:

●	Gold Price

The gold price of $1,150/oz adopted for the Project economics was based on the three year trailing average as of July 2011. However, the gold market has experienced tremendous growth and prosperity over the last three years and prices continue to remain robust. The average gold price for 2010 was $1,225/oz, whereas the average gold price for 2011 (January to October inclusive) is $1,545/oz.

●	Gold Grade

The resource delineation at the Project has been undertaken over a number of years and it is based on extensive RC drilling, which resulted in a good understanding of the mineralisation style and grade tenor. As such, it is believed that the gold grade at the Project is well understood.

●	Metallurgical Recoveries.

Metallurgical testwork programs have been undertaken in three phases since 2008 and are on-going. Whilst the process flow sheet will be finetuned for the DFS, it is believed that, with the current available metallurgical data, the metallurgical recoveries are well understood.

It is the opinion of Coffey Mining that, excepting the parameters discussed above and the legal proceeding entered into by Sametro, there are no other material factors that may affect the mineral reserve estimates. Coffey Mining accepts that the outcome of the legal proceeding entered into by Sametro may have a material effect on the resource estimate for Keegan, however as Coffey Mining are not legal experts in the jurisdiction of Ghana, Coffey Mining is unable to offer an opinion as to the extent of this materiality.

Proposed Mining Operations

Based on a projected ten year mine life, which is generally longer than the expected useful mine equipment life, an owner mining scenario was adopted for the PFS. It is the intent to review contract mining at the DFS stage.

Open Pit Work Roster

The mining operations are scheduled to work 365 days in a year, less unscheduled delays such as high rainfall events which may cause mining operations to be temporarily suspended.

It was assumed that the mine workforce will operate on a two shift, three panel roster, seven days a week, in two 11 hour working shifts with the equipment services scheduled as required.

For example, a six and three (6/3) roster could be considered, which would equate to 6 days on day shift, 3 days off, 6 days on night shift, 3 days off.

The crushing plant is scheduled to operate continuously except for planned maintenance periods.

Bench Height

The height of the mining benches is usually determined according to physical characteristics of the mineralisation and its impact on selectivity and dilution control.

Both ore and waste could be drilled and blasted on standard 10m benches, and then mined by hydraulic backhoe configured excavators; nominally on three 4m high faces, taking into account blast induced swell, into rear dump, off highway, haul trucks.

An initial review indicated that between 15% to 20% of the waste could be mined as 10m benches, with the bulk of this volume located on the hanging wall or north of the mineralisation. This volume may justify the purchase of a hydraulic excavator in shovel configuration.

The final bench height will need to be reviewed in any future study to reflect the mining unit selected for waste and ore mining.

In addition, the bench height needs to be reviewed in light of drill and blast requirements, particularly with regards to issues arising from local communities being located proximal to the Project.

Drill and Blast

Rock fragmentation will be undertaken by drilling and blasting and, based on the preliminary rock characteristics obtained during the geotechnical investigation, it was assumed that 50% of the weathered material and 100% of the fresh material will require blasting.

The pit configuration bench height and waste material type anticipated at the Project suit drill rigs capable of drilling drillholes with a diameter of between 115mm to 165mm.

The blast pattern is dictated by the powder factor required to ensure appropriate fragmentation and heave. The selection of the powder factor is based on the UCS (Unconfined Compressive Strength) measurement results obtained from the preliminary excavation characterisation work. For weathered material, the UCS range between 8MPa to 12MPa, which suggest the concept of a very weak rock. For fresh material, the UCS range between 28MPa to 80MPa, which suggest a weak to moderately strong rock.

Load and Haul

The total material movement at the Project has been estimated at between 45Mtpa and 50Mtpa.

Coffey Mining believes that a mining fleet comprising 200t to 350t excavators and 90t to 150t capacity dump trucks would be suited for the scale of mining envisaged.

The ore is assumed to be hauled to a single ROM pad located due west of the life of mine (LOM) pit.

For the purpose of the PFS, the bulk of the waste is assumed to be dumped to the north west of the main pit, with the southern part of the pit being backfilled.

Stockpiling and Reclaiming

Due to the waste to ore strip ratio, scheduling issues, ore presentation and equipment availability, it will not be possible to direct tip ore all of the time. The difference between the mobile and fixed operating hours, the mining fleet is expected to operate an average of between 5,500hr/yr and 6,000hr/yr but the crushing circuit will operate over 6,500hr/yr, immediately creates a requirement to rehandle a minimum of between 10% and 15% of the ore.

It has been assumed that between 30% and 40% of all ore sent directly to the ROM pad will be stockpiled and rehandled due to ore blending and scheduling requirements.

Process Flowsheet

The process plant has been designed to treat 9.0 million tonnes per annum when processing predominantly oxide material and 7.5 million tonnes per annum of fresh material.

Based on testwork completed to date, the following process flowsheet was adopted for the PFS:

Primary crushing;

●	Grinding circuit comprising primary (SAG) and secondary (Ball) mills;

●	Recovery of free gold from the cyclone feed stream by centrifugal concentrators;

●	Gold recovery by intensive cyanide leaching of concentrate produced by the centrifugal concentrators;

●	Recovery of the high SG fraction from cyclone overflow using spiral concentrators;

●	Regrinding of spiral concentrate to a P80 of approximately 20 microns;

●	Gold recovery from spiral tails and reground spiral concentrate in a conventional carbon- in-leach (CIL) circuit;

●	Split AARL carbon elution; and

●	Destruction of residual cyanide in CIL tailings using the Inco Air-SO2 process.

PROJECT INFRASTRUCTURE

Together with lease boundaries, location of existing settlements and features such as forested areas with high conservation value, the topography of the project site has had a significant influence on the location of project infrastructure.

The Project is located in the Bonte River valley which runs north-east to south-west through the Esaase and Jeni River concessions. The majority of the Project development and infrastructure is located on the Esaase concession. The typical elevation of the valley is 300m above sea level (ASL) at the north end, falling to below 250m ASL in the south. Land surrounding the valley is undulating, with ridges rising to 450m to 500m ASL.

The open pit is located to the south-east side of the valley, on the site of a ridge rising to over 400m ASL. Project facilities, including the processing plant, ROM pad and crusher, will be located approximately 1km to 1.5km away from the pit generally downstream and to the north- west.

CAPITAL AND OPERATING COSTS

Project Capital Cost Summary

The total capital cost estimate for the Project is summarised in Table 21.1.1_1.

Table 21.1.1_1
Esaase Gold Project
Summary Total Capital Cost Estimate
Maine Area	Cost M$
Construction Indirects	40.3
Treatment Plant, Reagents & Services	202.9
Infrastructure	87.5
Mining	31.4
EPCM	55.1
Owners & Pre-production Costs	88.7
Subtotal: Initial Capital	505.9
Deferred & Sustaining Capital	43.4
Closure Costs	29.0
Total	578.3

The capital estimate in Table 21.1.1_1 includes contingency of $53.7 million in the initial capital, but excludes escalation, the cost of the mining fleet, which were incorporated into the mine operating costs by way of fleet leasing charges. In addition, the total capital cost excludes any allowance for working capital.

Project Operating Cost Summary

The operating cost estimate is expressed in United States dollars based on prices and market conditions at first quarter 2011 (1Q11).

The estimate is considered to have an accuracy of ±25%.

Project operating costs are summarised in Table 21.2.2_1.

	Table 21.2.2_1
	Esaase Gold Project
	Summary Operating Cost
	LOM Averaged
Cost Centre	Operating Cost ($/t Milled)	Operating Cost ($/oz Au Recovered)
Mining	12.32	372
Processing	10.01	302
General and Administration	0.63	19
Total Operating Cost	22.96	693

Mining Costs

Introduction The three main components comprising the mining equipment operating costs are:

●	Maintenance - Maintenance costs were based on a maintenance and repair contract (MARC) to be provided by the original equipment manufacturers (OEM).

●	Consumables - A diesel fuel price of $1.20/L was adopted for the PFS. Explosives costs were based on $1,100/t of emulsion.

●	Labour - An average annual labour cost for mine equipment operators of $22,600 was adopted for the PFS.

Process and Administration Costs

A breakdown of the process and administration costs is shown in Table 21.2.4_1. Electrical power cost was based on $0.15/kWh.

	Table 21.2.4_1
	Esaase Gold Project
	Summary Process and Administration Cost
Cost Centre	LOM Average
	M$/y	$/t
Operating Consumables	32.5	4.29
Maintenance Materials	4.4	0.58
Labour	7.5	0.99
Power	31.3	4.14
General and Administration	4.5	0.59
Total	80.2	10.60

Organisational Structure

The operation will be managed by a senior management team comprising the general manager, manager mining, process manager and administration manager.

Ghanaian candidates for all senior positions will be actively sought, with the Project likely to have a quota of three expatriate staff imposed by the government as part of its permit conditions.

For the purposes of preparing a preliminary operating budget it has been assumed that the positions of general manager, manager mining and process manager will be those initially filled by expatriates.

It is estimated that there will be a total of 643 employees, 475 of which will be directly employed by Keegan, with the balance covering permanent site contractors and casuals. A breakdown by department and grade is provided in Table 21.2.5_1.

		Table 21.2.5_1
		Esaase Gold Project
		Personnel Breakdown
Grade	Management & Administration	Mining & Geology	Plant & Laboratory	Total
Expatriate Staff	1	1	1	3
Senior Staff	57	39	30	126
Junior Staff	73	187	86	346
Subtotal	131	227	117	475
Contractors (est.)	75	93	0	168
Total	206	320	117	643

Project Permitting Process

The primary permits required for the development of the Project are an Environmental Permit issued by the Minister of Environment on recommendation of the EPA, and an amendment to the existing mining leases issued by the Minister of Lands, Forestry and Mines on the advice of the Minerals Commission. Various other permits from other government departments will also be required (e.g., water abstraction permits), but are relatively secondary in nature.

The processes outlined below may be refined pending further discussions with the EPA, Minerals Commission and other regulatory stakeholders. The processes may also be subject to change and/or require reiterative steps, pending changes in project design, findings of the impact assessment process and stakeholder consultation and negotiation.

Environmental Permit

Keegan submitted an Environmental Scoping Report (ESR) in July 2010, which the EPA has approved. The Draft EIS is planned for submission in March 2012.

Following submission of the Draft EIS, the EPA will convene a public hearing in the Project locality to solicit feedback and concerns. Additional studies or consultations with stakeholders may be necessary before the EPA is satisfied to approve the EIS and issue an Environmental Permit. Similarly, if material changes are made to the Project design during the Definitive Feasibility Study, additional studies or consultations may need to be undertaken and the EIS revised.

Due to the potential size of the Project and following approval of the EIS, a Security Agreement may be negotiated to set out the level of project royalties, taxes and other fiscal conditions for a period of 15 years. The Security Agreement would also include agreed / legal reclamation criteria, and set out the reclamation liability and reclamation bond conditions. In the event a Security Agreement is not entered into, the existing mining lease conditions will apply.

Mining Lease

Keegan holds existing mining leases over the Esaase and Jeni River concessions, valid until 4 September 2020 and 22 March 2020 respectively.The mining leases were originally granted to Bonte Gold Mines Ltd. (BGM) for their alluvial mining operations. Under Section 45 of the Minerals and Mining Act, 2006 (Act 703), Keegan will need to apply to the Minister of Lands, Forestry and Mines via the Minerals Commission for intended amendments to the programme of mining operations (i.e., hard rock mining versus alluvial mining). Prior to expiration in 2020, the mining leases can be renewed for up to an additional 30 year period.

The application requires a Draft Mine Operating Plan, which must include a copy of the Feasibility Study and a draft Cyanide Management Plan as appendices.

Keegan will also apply for an amended Mining Area, to be granted by the Minister of Lands, Forestry and Mines upon recommendation of the Minerals Commission.

Environmental and Social Management System Planning and Management

Environmental and social management of the Project will be administered through a chain of command that includes corporate oversight, site management, local employees, contractors and subcontractors. Keegan will appoint experienced managers who will be responsible for:

●	Complying with local, national, international, and financial lending institution laws, regulations, policies, and guidelines, as appropriate.

●	Ensuring that the required social and environmental management activities are implemented and maintained.

●	Reporting on the effectiveness of such activities to executive management for review and corrective action, as necessary.

Keegan will continue developing the capabilities and support mechanisms necessary to administer social and environmental management, and on raising the level of company-wide awareness of social and environmental requirements, expectations, and benefits. Health, safety, environmental protection, social issues and community development will be among the project’s highest priorities.

Planning to minimise or mitigate potential environmental and social impacts is an integral part of the Project. The planning process focuses on fulfilling health, safety, social and environmental legislation and guidelines of the Republic of Ghana. Planning will be an ongoing activity through project design, development, operation and closure as activities and conditions of the project progress and change.

ECONOMIC ANALYSIS

The economic evaluation of the Project was based upon:

●	Mine schedule and mining operating cost estimates based on an owner-operated, leased mining fleet.

●	A three-year trailing average gold price of $1,150/oz (3Q2011).

●	The cashflow analysis is based on full equity funding, therefore no provision has been

●	made for interest on cost of capital.

●	No provision has been made for corporate head office G&A costs during operations.

●	No provision has been made for escalation or inflation.

●	Working capital has been excluded from the cashflow model.

●	The economic assessment has been undertaken in US dollars.

●	No provision has been made for additional taxation or costs related to the repatriation of funds from Ghana.

Table 22.1_1 presents a summary of the production information on which the cashflow model is based.

Table 22.1_1
Esaase Gold Project
Project Production Summary
Item		Basis of Estimate
	Fresh ore mined	58.7 Mt
Mining Schedule	Oxide ore mined	20.7 Mt
	Waste mined	319.1 Mt
Total Material Mined		398.5 Mt
Total Mill Feed Processed		79.4 Mt
Mine Life		10.2 years
Contained Gold		2,878.4 koz Au
Recovered Gold		2,629.1 koz Au
Average Strip Ratio		4.02 (w : o)
Average Grade		1.13 g Au/t
Average Gold Recovery		91.3%
Average Annual Production		91.3% 7.809 Mtpa

A summary of the Project cashflow is provided in Table 22.2_1.

	Table 22.2_1
	Esaase Gold Project
	Project Cashflow Summary
Item		Value
		M$	$/oz
	Net	2,863	1,082
Revenue	Gross	3,040(1)	1,156
	Smelting and Refining	11	4
	Royalty	166	63
	Operating Costs	1,823	693
Operating Costs	Mining	978	372
	Processing	795	302
	General and Administration	47	18
	Community Development Fund	3	1
	Capital Cost	549	209
	Initial	506	192
Capital Costs	Deferred and Sustaining	43	17

Mine Closure Cost		29	11
Cashflow		462	169
Notes: 1. Gross revenue includes $20 million for Plant and Equipment salvage.

Based on the cashflow as shown in Table 22.2_1 the Project’s Net Present value (NPV), Internal Rate of Return (IRR) and payback were determined, a summary of which is provided in Table 22.3_1.

Table 22.3_1
Esaase Gold Project
Project Financial Measures Summary
Item		Value
	Free Cashflow (undiscounted)	462 M$
Pre-Tax	IRR	14.8%
	NPV (discounted at 5%)	230 M$
	Payback	4.7 Yr
	Free cashflow (undiscounted)	365 M$
Post-Tax	IRR	13.0%
	NPV (discounted at 5%)	171 M$
	Payback	4.7 Yr

Royalty

Royalties are allowed at 5.5% of revenue, of which the respective breakdown is 5.0% payable to the Government of Ghana (GoG) and 0.5% payable to the Bonte Liquidation Committee.

Royalties are calculated as a percentage of gross revenue.

Tax

Provision has been made for company tax at 25% (note – effective 2012, the corporate tax rate for mining companies in Ghana became 35%; the change in tax rate will have a negative impact on the project economics) of gross profit.

Tax losses are carried forward over a period of up to five years from the year in which the loss was incurred.

The Asumura Property

The Asumura Property is without known reserves and the work being done by Keegan is exploratory in nature. Keegan’s interest in this property stemmed from earlier exploration work, as described below, that was done in the area.

Acquisition of Interest

Keegan entered into an agreement with GTE Ventures Ltd. (“GTE”), an unrelated privately held Ghanaian company, which allows Keegan to acquire 100% of the Asumura Property by performing work expenditures totaling $1 million, deliver cash payments adding together $100,000 and delivering shares of Keegan totaling $100,000 in value over a period of three years, under the following schedule:

pay $100,000 as follows:

-	$10,000 upon signing the agreement (paid);
-	$30,000 on or before October 8, 2006 (paid through the issuance of 16,775 shares)
-	$60,000 on or before October 8, 2007. (paid through the issuance of 20,087 shares)

issue common shares of the Company with a value of $100,000 to GTE as follows:

-	common shares with a value of $10,000 upon regulatory approval (issued 13,899 shares);

-	common shares with a value of $30,000 based on the 10 day average closing price prior to issuance on or before October 8, 2006 (issued 16,775 shares); and,

-	common shares with a value of $60,000 based on the 10 day average closing price prior to issuance on or before October 8, 2007 (issued 20,088 shares).

complete $1,000,000 of exploration work on the Asumura Property as follows:

-	$80,000 on or before July 31, 2005, (incurred);

-	an additional US$400,000 on or before July 31, 2006 (incurred); and

-	an additional US$520,000 on or before July 31, 2007 (incurred).

The Company has met all the above commitments and now has an undivided 100% private interest in the Asumura Property subject to a 3.5% NSR royalty, 50% of which may be purchased for $2,000,000. If the property is converted to a Mining License, it may become subject to a 5% gross revenue royalty and 10% ownership by the Ghanaian government. 11,270 shares were issued to Hunter Dickinson Inc. as finder’s fees with respect to the original option agreement.

During the year ended March 31, 2008, the Company acquired an option to purchase the remaining 50% of the GTE NSR royalty for an additional $4,000,000.

Location

The Asumura Property is located in the southwestern part of Ghana and is divided into two parts by the Bia River. The western part of the property is within the Western Region of Ghana in the Juabeso Bia District and the eastern part is in the Brong Ahafo Region of Ghana.

Accessibility, Climate, Infrastructure and Physiography

Asumura Property is accessible from the town of Kumasi by road, the majority of which is asphalt. The last 22 miles is a laterite road. Laterite is a surface formation, found mostly in tropical areas, which is enriched in iron and aluminum. Within the property, there is a good network of laterite roads and foot trails, which provide access for the exploration crews.

Annual rainfall is between 58 inches and 78 inches and temperatures vary between 72 degrees and 97 degrees Fahrenheit with an average of about 84 degrees Fahrenheit. A major rainy season occurs from April to July followed by a minor one from September through October.

The closest town, Goaso, is about 24 miles away. It contains hotels, markets and restaurants, hospitals and medical clinics, a cell phone tower, a network of land phones connected to the Ghana Telephone system via radio, and an internet café with satellite dish.

The Asumura Property is sparsely populated.

Land Status, Existing Agreements and Permits to Work

The Asumura Property currently consists of two exploration concessions:  Fosukrom and Asumura, which together equal 279.4 sq km.  Keegan entered into an agreement with GTE, which allows Keegan to acquire 100% of the private interest in the Asumura Property by performing work expenditures totaling $1 million, deliver cash payments adding together $100,000 and delivering shares of Keegan totaling $100,000 in value over a period of three years. GTE will retain a 3.5% Net Smelter Return, 50% of which may be purchased for $2 million by Keegan.  The Ghanaian government is also entitled to claim a 5% revenue royalty after the property is converted to a mining license; a 3% has been standard in recent history.  The Ghanaian government is also entitled to participate up to 10% in the project.  During the year ended March 31, 2008, the Company acquired an option to purchase the remaining 50% of the GTE NSR royalty for an additional $4,000,000.

The exploration license allows Keegan permission to trench and drill on the property, providing Keegan obtains a permit from the EPA.  Keegan obtained its permits for 2006 in January 2006 and has renewed these permits annually from 2007 up to 2011.

Regional and Property Geology

The Asumura Property is located in Southwest Ghana which is dominated by the Birmian Supergroup of metasedimentary and metavolcanic rocks with various granitoid intrusions. Within the Birmian Supergroup, northeast striking mafic metavolcanic belts are separated from intervening metasedimentary basins by major faults. The Asumura Property is situated on the NW edge of the Sefwi-Bibiani Greenstone Belt along a well-defined zone of gold occurrences. It covers a 6 kilometer segment of grandiorite-metasediment contact and a 5 kilometer segment of a metavolcanic-metasediment contact.

Through surface geochemistry and aeromagnetic and EM studies, three major gold bearing regional structures have been located on the property, one of which is the belt bounding structure mentioned in the previous paragraph.

History

The Asumura Property was once licensed by Anglo American Plc., an unrelated public company. Keegan is unaware of any surface exploration that Anglo American carried out in the area.  There are no recorded mineral resources, reserves, or production from this property.  When Keegan entered into the option agreement with GTE, there were no known exploration samples of any kind taken from the property.  Zaknet, Inc., a private Ghanaian company unrelated to Keegan, acquired a reconnaissance concession from the Ghanaian government in 2003.  They quit, claimed the property to GTE in 2004 and Keegan entered into an option agreement with GTE in 2005.

Recent Activities by Keegan

Keegan initially explored the concession using stream sediment techniques.  After discovering significant stream sediment anomalies, Keegan conducted reconnaissance soil sampling in the drainages, which showed anomalous gold in the stream sediments.  Keegan subsequently used grid sampling soil techniques at approximately 100 meter line spacing and 25 meter sample spacing together with induced polarization (“IP”) geophysical surveying.  The end result was the discovery of three distinct anomalies in the Twiapasi, Wagyakrom and Mangoase areas. The Twiapasi and Wagyakrom anomalies are on the southern side of a large topographic depression that hosts the Bia River and one of its major tributaries.  The Mangoase anomaly is on the north side of the trough and parallels the east north east trend. The next phase will include further soil sampling, induced polarization geophysical studies and augur drilling.

Keegan received approval from the Ghanaian government during the latter part of 2005 to convert its holdings from reconnaissance to exploration concessions. This conversion allowed exploration trenching and drilling to proceed after successful permitting from the EPA in early 2006.

The Company began drilling at the Asumura Property shortly after receiving the approval from the Ghanaian government. Keegan drilled 124 shallow (30-102 meter) reverse circulation holes and 13 core holes.  Keegan discovered from 10-30 meter widths of 0.5-1.68 g/t Au mineralization at the Wagyakrom and Mangoase anomalies.

Subsequent to the initial drilling, Keegan was able to obtain aeromagnetic geophysical data for the entire property that caused Keegan to prioritize the existing Mangoase area and to identify a new potential mineralized structure: the Bia structure, which underlies the previously described topographic depression transcending the length of the property.  This zone had not been previously explored due to alluvial cover.

In July 2007, the Company discovered the NW anomaly, which coincides with a large regional north east trending fault coincident with an aeromagnetic break in the northwestern portion of the property. The anomaly is over 5.5 km long and varies from 300 -- 500 meters wide and is defined very consistently by Au values obtained in the low lying, deeply lateritic soils.   In January of 2008 the company released auger results of up to 5900 ppb Au from the NW zone, following up on the previously mentioned soil anomalies

In March of 2008, the company conducted a small reverse circulation reconnaissance drilling program.  An intercept of 14 meters of 14.48 g/t Au was intersected on the NW structure.

In April of 2008, Keegan obtained the contiguous Mt. Olives reconnaissance concession, which tripled the size of the Asumura Property. The Company completed surface exploration during April and September of 2008 comprising stream sediment and soil sampling on the Mt. Olives reconnaissance concession along with a continuous program of soil and auger sampling on the Asumura exploration concessions. During the year ended March 31, 2009, the Company terminated its option agreement on the Mt. Olives concession.

The fiscal 2010 exploration program consisted of auger sampling and testing of soil anomalies along the NW, Mangoase, Wagyakrom Spur and Bia anomalies and a regional gravity survey (conducted by Newmont Mining Corporation under a confidentiality agreement) in order to obtain a gravity map for the entire concession. These programs identified drill worthy targets and Keegan designed a drill program and has since proceeded to drill.

During the second quarter of the fiscal year ending March 31, 2011, the Company initiated its drill program on the Asumura Gold Property. The company spent $1.45 million on Asumura Gold Property for the year ended March 31, 2011 compared to $0.4 million in the same period of the previous fiscal year.
With the completion of the field program in March 2011, management focused on reviewing its technical data to determine the next phase for the project.

There are no exploration expenditures incurred on Asumura Gold Property for the year ended March 31, 2012.

Rock Formations and Mineralization of Potential Economic Significance

The Asumura Property is located on the Ahafo structure, a major fault bounding structure on the NW edge of the Sefwi-Bibiani Greenstone Belt, a well-defined aeromagnetic feature along which many gold occurrences occur. Volcanic and granitic rocks dominate the belts, while basin sedimentary rocks occur outboard to the belt. Approximately 15 km of this tectonic-depositional boundary is contained within the Asumura Concession.  Parallel faults that divide sedimentary and metaclastic rocks of the basin, such as the NW fault are also gold bearing.  The geophysical and gravity maps show that these may be outbound basinal faults related to the same event which formed the Ahafo fault.

Condition and Description of Equipment, Plants and Infrastructure

There are no existing equipment, plants or infrastructure on the Asumura Property.

Potential Sources of Power and Water

The closest town, Goaso, is about 24 miles away from the Asumura Property. It contains hotels, markets and restaurants, hospitals and medical clinics, a cell phone tower, a network of land phones connected to the Ghana telephone system via radio, and high voltage, high tension power lines connected to the national power grid.

DIVIDENDS

Keegan has no fixed dividend policy and has not declared any dividends on its Common Shares since its incorporation.  Keegan intends to retain its earnings, if any, to finance growth and expand its operations and does not anticipate paying any dividends on its Common Shares in the foreseeable future. Subject to the BCBCA, the actual timing, payment and amount of any dividends declared and paid by the Company will be determined by and at the sole discretion of Keegan’s board of directors from time to time based upon, among other factors, the Company’s cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and exploration, and such other considerations as the board of directors in its discretion may consider or deem relevant.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

Keegan’s authorized capital consists of an unlimited number of Common Shares without par value.  As at the date of this AIF, there were 75,545,838 Common Shares issued and outstanding. The following is a summary of the material provisions that attach to the Common Shares:

Each Common Share entitles the holder to one vote at all meetings of the Company’s shareholders.  The holders of the Company’s Common Shares are entitled to receive during each year, as and when declared by the Board of Directors, dividends payable in money, property or by the issue of fully-paid Common Shares of Keegan.  If the Company is dissolved, wound-up, whether voluntary or involuntary, or there is a distribution of Keegan’s assets among shareholders for the purpose of winding-up its affairs, the holders of the Company’s Common Shares are entitled to receive Keegan’s remaining property.

There are no constraints imposed on the ownership of the Common Shares.

No Keegan securities have received any ratings from any rating organizations.

Stock Options

The Company has a stock option plan pursuant to which the directors of the Company are authorized to grant options to directors, officers, employees and consultants of the Company to purchase up to 10% of the issued and outstanding Common Shares of the Company.

As at the date of this AIF, a total of $ the share-based options were outstanding under the stock option plan as follows:

Number of Options	Exercise Price	Expiry Date
345,000	C$4.20	February 5, 2013
12,500	C$1.12	January 15, 2014
70,000	C$3.31	June 2, 2014
225,000	C$3.10	July 2, 2014
75,000	C$3.10	July 17, 2014
320,000	C$4.01	October 6, 2014
220,000	C$6.50	December 13, 2014
1,347,500	C$6.19	May 26, 2015
331,250	C$8.00	March 17, 2016
1,577,500	C$4.59	February 16, 2017
2,202,500	C$3.74	June 7, 2017

MARKET FOR SECURITIES

Trading Price and Volume

The Company’s common shares were traded on the TSX-V in Canada under the symbol “QSV” from June 25, 2001 to March 1, 2005 and thereafter under the symbol “KGN” until December 19, 2008.  Starting from January 2, 2008, the Company’s common shares have been trading on NYSE MKT  Equities Stock Exchange in the United States under the symbol “KGN”. Starting from December 22, 2008, the Company’s common shares have been trading on the TSX under the symbol “KGN”.

The following table sets out the high and low sale prices and the aggregate volume of trading of the Company’s Common Shares on the TSX and the TSX-V for the months indicated (Canadian Dollars).

	High	Low	Volume
Date	(C$)	(C$)	(no. of Common Shares)
March 2012	5.03	3.49	3,869,119
February 2012	5.43	4.34	5,277,146
January 2012	4.31	3.70	4,010,736
December 2011	4.59	3.56	5,504,174
November 2011	6.27	3.91	7,081,440
October 2011	6.33	4.57	5,338,108
September 2011	9.59	4.80	23,429,774
August 2011	8.08	7.00	5,618,365
July 2011	8.05	7.36	1,938,600
June 2011	8.74	6.95	2,052,520
May 2011	8.80	7.38	3,783,479
April 2011	9.24	8.25	3,372,456

The following table sets out the high and low sale prices and the aggregate volume of trading of the Company’s Common Shares on the NYE MKT for the months indicated (US Dollars).

	High	Low	Volume
Date	($)	($)	(no. of Common Shares)
March 2012	5.06	3.50	684,018
February 2012	5.45	4.13	1,016,277
January 2012	4.29	3.66	437,028
December 2011	4.50	3.44	854,249
November 2011	6.16	3.80	899,718
October 2011	6.25	4.29	873,048
September 2011	9.50	4.70	1,504,063
August 2011	8.27	7.04	286,648
July 2011	8.48	7.64	143,969
June 2011	8.93	7.10	285,281
May 2011	9.24	7.61	384,983
April 2011	9.56	8.54	247,334

Prior Sales

Keegan has no class of securities that is outstanding but not listed or quoted on a marketplace.

ESCROWED SECURITIES

To the Company’s knowledge, as of the date hereof, there are no securities of the Company held in escrow.

DIRECTORS AND EXECUTIVE OFFICERS

Name, Occupation and Security Holding

The following table sets out the names, province or state and country of residence, positions with or offices held with the Company, and principal occupation for the past five years of each of Keegan’s directors and executive officers, as well as the period during which each has been a director of the Company.

The term of office of each director of Keegan expires at the annual general meeting of shareholders each year.

Name, Position and Province/State and Country of Residence(1)	Principal Occupation During the Past Five Years (1)	Director Since(2)	No. of Common Shares Beneficially Owned or Controlled, Directly or Indirectly (3)
SHAWN WALLACE Executive Chairman and Chief Executive Officer and Director British Columbia, Canada	Executive Chairman, CEO and Director of the Company; Chairman and Director of Cayden Resources Inc. (“Cayden”); Director of Stratton Resources Inc. (“Stratton”); Past Director of Full Metal Minerals Inc.	March 3, 2010	17,200
MARCEL DE GROOT(4) Director British Columbia, Canada
Lead Director of the Company; Past Director of Luna Gold Corp.; Director of Sandstorm Metals & Energy Ltd.; Director of Waterloo Resources Ltd.; Director of Esperanza Resources; and Past Director of Underworld Resources Inc.

		October 1, 2009	Nil
DANIEL MCCOY Director Nevada, USA	Chief Geologist and Director of the Company; Past President and Chief Executive Officer of the Company; and Director of Cayden	November 25, 2004	60,900
KEITH MINTY(4) Director Parkhurst, South Africa	Director of the Company; and Director of Hunter Bay Minerals Plc	October 1, 2009	Nil
GORDON J. FRETWELL(4) Director British Columbia, Canada	Director of the Company; Director of Northern Dynasty Minerals Ltd.; Director of Benton Resources Corp; Director of Curis Resources Ltd.; and Director of Coro Mining Corp.	February 24, 2004	208,600
ROBERT SALI Director Singapore	Director of the Company; and past Senior Investment Advisor at Dundee Securities	April 12, 2012	830,000
GREG MCCUNN Chief Financial Officer British Columbia, Canada	Chief Financial Officer of the Company; past Chief Financial Officer of Farallon Mining Ltd.; and past Vice President, Project Development at Zincore Metals	April 4, 2011	Nil
MAURICE TAGAMI Former President, Chief Executive Officer and Director British Columbia, Canada	Resigned as President, Chief Executive Officer and Director of the Company on January 27, 2012.	April 16, 2010	Nil
ROBERT MCLEOD Former Director of the Company British Columbia, Canada	Resigned as Director of the Company on January 9, 2012.	February 3, 2005	24,500
		TOTAL	1,141,200(5)

Notes:
(1)	The information as to province of residence and principal occupation, is not within the knowledge of the Company, and has been individually provided by the respective directors and officers.
(2)
Each of the Company’s directors was elected by the Company’s shareholders at an annual general meeting held on September 27, 2011 to serve until the next annual general meeting of shareholders or until a successor is elected or appointed.  The Company’s officers serve at the determination of the Company’s board of directors.

(3)
The number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at the date of this AIF is based upon information provided to the Company by individual directors and officers.  Unless otherwise indicated, such Common Shares are held directly.

(4)	Member of the Audit Committee.
(5)	As a group, the Company’s officers and directors own 1.5% of the issued and outstanding Common Shares of the Company.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Company is, as at the date of this AIF, or was within 10 years before the date of this AIF, a director, Chief Executive Officer or Chief Financial Officer of any company (including the Company), that:

(a)	was subject to an order that was issued while the director or executive officer was acting in the capacity as director, Chief Executive Officer or Chief Financial Officer, or

(b)
was subject to an order that was issued after the director or executive officer ceased to be a director, Chief Executive Officer or Chief Financial Officer and which resulted from an event that occurred while that person was acting in the capacity as director, Chief Executive Officer or Chief Financial Officer.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)
is, as at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)
has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Directors and officers of Keegan are also directors, officers and/or promoters of other reporting and non-reporting issuers which raises the possibility of future conflicts in connection with property opportunities which they may become aware of and have a duty to disclose to more than the issuer on whose board they serve.  This type of conflict is common in the junior resource exploration industry and is not considered an unusual risk.  Conflicts, if any, will be subject to the procedures and remedies provided under the BCBCA.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

A lawsuit is on-going in Ghana wherein the plaintiff seeks to reclaim Keegan Ghana’s interests in its principal mineral property, the Esaase Concession.  A predecessor in interest of Keegan Ghana to the Esaase Concession, has commenced a lawsuit in Ghana seeking to recover Sametro’s interests in the Esaase Concession.

Effective October 31, 2011, the Company entered into a written settlement agreement with two parties who together hold a 60% interest in the outcome of the litigation. These parties acquired their interests in the litigation pursuant to a settlement agreement reached in 2010 with the principal plaintiff, Sametro, that was entered into the Ghana High Court at Tarkwa. Keegan Ghana's partial settlement agreement provides that the two settling parties will receive an aggregate of $1.5 million conditional primarily upon acceptance of the agreement by the Ghanaian Court and certain other conditions all of which can be waived by Keegan Ghana in its sole discretion. During the year ended March 31, 2012 Keegan Ghana made payments totaling $0.1 million and recorded a current liability of $1.4 million for the remainder of the settlement amount.

The Company continues to view the remaining litigation as without legal merit and the claim will be vigorously defended.  The Ghana Minerals Commission has also denied the allegations and filed a defense to the suit. While Keegan Ghana is confident in its legal position, lawsuits are inherently uncertain, an unfavourable ruling in the lawsuit could deprive Keegan Ghana of its most material asset, which would have severe adverse consequences on the value of the Company.  Should Sametro succeed with the interlocutory application, Keegan Ghana would be required to halt exploration activities on the Esaase Property, delaying Keegan’s exploration program.  Such delay could have a material adverse effect on the value of the Company

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the best knowledge of Keegan’s management, no (a) director or executive officer of the Company; (b) person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of the Company’s outstanding voting securities; or (c) an associate or affiliate of any of the persons or companies referred to in paragraphs (a) or (b), had any material interest, direct or indirect, in any transaction since the Company’s incorporation or during the current financial year.

TRANSFER AGENT AND REGISTRAR

Keegan’s registrar and transfer agent for its Common Shares is Computershare Trust Company of Canada, 3rd Floor, 510 Burrard Street, Vancouver, BC, V6C 3B9.

MATERIAL CONTRACTS

Other than contracts entered into in the ordinary course of business and those already disclosed – 1. The Asumura Project and 2. Esaase Gold Property”, the Company has not entered into any material contracts within the past three years.

INTERESTS OF EXPERTS

The following is a list of the persons or companies named as having prepared or certified a statement, report or valuation, in this AIF either directly or in a document incorporated by reference and whose profession or business gives authority to the statement, report or valuation made by the person or company:

(a)
Brian Wolfe, B Sc Hons (Geol), Post Grad Cert (Geostats), (MAusIMM), a “qualified person” for the purposes of NI 43-101, is an author responsible for the preparation of the Esaase Gold Deposit Resource Estimation Report, the Esaase Gold Deposit Resource Estimation Update incorporating the May 2010 Preliminary Economic Assessment Report & the 43-101 Report;

(b)
Christopher Waller, B AppSc (MAusIMM), a “qualified person” for the purposes of NI 43-101, is an author responsible for the preparation of the Esaase Gold Deposit Resource Estimation Report, the Esaase Gold Deposit Resource Estimation Update incorporating the May 2010 Preliminary Economic Assessment Report & the 43-101 Report;

(c)
Harry Warries, M Eng (MAusIMM), a “qualified person” for the purposes of NI 43-101, is an author responsible for the preparation of the Esaase Gold Deposit Resource Estimation Report, the Esaase Gold Deposit Resource Estimation Update incorporating the May 2010 Preliminary Economic Assessment Report & the 43-101 Report;

(d)
KPMG of Vancouver, British Columbia were Keegan’s external auditor for the financial year ended March 31, 2012 and audited Keegan’s financial statements prepared in accordance with IFRS for its years ended March 31, 2012 and 2011;

(e)
BDO Canada LLP of Vancouver, British Columbia were Keegan’s external auditor for the financial year ended March 31, 2011 and audited Keegan’s financial statements prepared in accordance with Canadian GAAP for its year ended March 31, 2011.

 To Keegan’s knowledge, none of these entities (or designated professionals of the entities) or individuals holds, directly or indirectly, more than 1% of the Company’s issued and outstanding Common Shares. Based on information provided by the experts, other than as disclosed below, none of the experts named above, when or after they prepared the statement, report or valuation, has received any registered or beneficial interests, direct or indirect, in any securities or other property of Keegan or of one of Keegan’s associates or affiliates or is or is expected to be elected, appointed or employed as a director, officer or employee of Keegan or of any associate or affiliate of Keegan.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting ("ICFR") is a process designed by, or under the supervision of the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes those policies and procedures that:

☐           pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

☐  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2012. In making the assessment, it used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on their assessment, management has concluded that, as of March 31, 2012, the Company’s internal control over financial reporting was effective based on those criteria.

The Company’s internal control over financial reporting as of March 31, 2012, has been audited by KPMG LLP, Independent Registered Chartered Accountants who also audited the Company’s consolidated financial statements for the year ended March 31, 2012. KPMG LLP as stated in their report that immediately precedes the Company's audited consolidated financial statements for the year ended March 31, 2012, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as March 31, 2012.

Changes in Internal Control over Financial Reporting

There has been no change in the design of the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting during the period covered by this Annual Information Form.

Limitations of Controls and Procedures

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any system of disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES AND EXEMPTIONS

AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors has determined that Mr. Marcel De Groot is a member of the audit committee of the Company who qualifies as an audit committee "financial expert" based on his education and experience. Mr. De Groot is "independent", as that term is defined by the rules of Canadian National Instrument 58-101 and the rules of the NYSE MKT. Mr. De Groot is an accredited Chartered Accountant in Canada.

CODE OF ETHICS

The Company has adopted a code of ethics that applies to all personnel of the Company and is publicly available on the Company’s website at www.keeganresources.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company's audit firm for various services.

Nature of Services	Fees Paid to Auditor for Year Ended March 31, 2012		Fees Paid to Auditor for Year Ended March 31, 2011
Audit Fees(1)		$197,987		$218,116
Audit-Related Fees(2)		$85,100	$	nil
Tax Fees(3)		$18,014		$2,754
All Other Fees(4)	$	nil	$	nil
Total		$301,101		$220,870

Notes:

(1) “Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements.  Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements.  Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2) “Audit-Related Fees” include services that are traditionally performed by the auditor.  These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3) “Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”.  This category includes fees for tax compliance, tax planning and tax advice.  Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) “All Other Fees” include all other non-audit services.

ADDITIONAL INFORMATION

Additional financial information relating to the Company may be found on SEDAR at www.sedar.com

Additional information relating to the Company, including directors’ and officers’ remuneration and indebtedness, principal holders of Keegan’s securities, and securities authorized for issuance under equity compensation plans, is contained in the Information Circular.

Additional financial information is provided in Keegan’s financial statements and related MD&A for its financial year ended March 31, 2012.